THUNDER MOUNTAIN GOLD, INC.
1239 PARKVIEW DRIVE
ELKO, NEVADA 89801
(775)-738-9826

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD JANUARY 25, 2008

To the shareholders of THUNDER MOUNTAIN GOLD, INC.:

A Special Meeting of Stockholders of Thunder Mountain Gold, Inc. (the "Company"), a Nevada Corporation, will be held at the Holiday Inn, 3300 Vista Avenue, Boise, Idaho on Friday, January 25, 2008 at 1:00: p.m. Mountain Time for the following purposes:

1.   To approve a change of the state of incorporation from Idaho to Nevada.

2.   To transact such other business as may properly come before the meeting and any postponement(s) or adjournment(s) thereof.

Only Stockholders of record at the close of business on December 21, 2007 are entitled to notice of and to attend and to vote at the meeting. A telephone conference call-in number for the meeting has been made available at 1-800-391-1709 (Bridge Number 515931).   Interested parties are encouraged to visit the Company's website at www.thundermountaingold.com for additional information. Information on our website does not form any part of the material for solicitation of proxies.

By order of the Board of Directors,
THUNDER MOUNTAIN GOLD, INC.

/s/ E. JAMES COLLORD
E. James Collord, President & Principal Executive Officer

January 10, 2008 / Approximate Date of mailing to Stockholders

IMPORTANT: Whether or not you plan to attend the meeting, please execute and return the enclosed proxy. A return envelope is enclosed for your convenience. Prompt return of the proxy will assure a quorum and save the Company unnecessary expense. A complete and certified record of the stockholders of the Company entitled to vote at such meeting, or any adjournment thereof, is enclosed for your inspection and shall be produced and kept open at the time and place of the meeting. During the meeting referred to above, the list of stockholders of record shall be subject to the inspection of any shareholder for the purposes of the meeting.

THUNDER MOUNTAIN GOLD, INC.
1239 PARKVIEW DRIVE
ELKO, NEVADA 89801
775-738-9826

PROXY STATEMENT
relating to
SPECIAL MEETING OF SHAREHOLDERS
to be held on Friday, January 25, 2008

INTRODUCTION

This Proxy Statement is being furnished by the Board of Directors of Thunder Mountain Gold, Inc. a Nevada corporation (the "Company"), to holders of shares of the Company's Common Stock ("Common Stock") in connection with the solicitation by the Board of Directors of proxies to be voted at the Special Meeting of Shareholders of the Company to be held on Friday, January 25, 2008 and any adjournment or adjournments thereof (the "Special Meeting") for the purposes set forth in the accompanying Notice of the Special Meeting. This Proxy Statement is first being mailed to shareholders on or about January 10, 2008.

PURPOSES OF SPECIAL MEETING

Reincorporation of Company

At the Special Meeting, shareholders entitled to vote (see "Voting at Special Meeting") will be asked to consider and take action on the reincorporation of the Company from Idaho to Nevada.. See "Proposal 1: Approval of the Reincorporation of the Company into the State of Nevada.

Other Business

To transact other matters as may properly come before the Special meeting, postponement(s) or any adjournment(s) thereof. See "Other Matters".

VOTING AT SPECIAL MEETING

General

The close of business on the Record Date of December 21, 2007 has been fixed as the record date for determination of the shareholders entitled to notice of, and to vote at, the Special Meeting (the "Record Date"). As of the Record Date, there were issued and outstanding 11,863,125 shares of Common Stock entitled to vote. A majority of such shares will constitute a quorum for the transaction of business at the Special Meeting. The holders of record on the Record Date of the shares entitled to be voted at the Special Meeting are entitled to cast one vote per share on each matter submitted to a vote at the Special Meeting. All action proposed herein may be taken upon a favorable vote of the holders of a majority of the outstanding Common Stock, present at the meeting in person or by proxy.

Proxies

Shares of Common Stock which are entitled to be voted at the Special Meeting and which are represented by properly executed proxies will be voted in accordance with the instructions indicated in such proxies. If no instructions are indicated, such shares will be voted: (1) FOR reincorporation of the Company, (2) FOR AT the discretion of the proxy holder, any other matters which may properly come before the Special Meeting. A shareholder who has executed and returned a proxy may revoke it at any time before it is voted at the Special Meeting by executing and returning a proxy bearing a later date, by giving written notice of revocation to the Secretary of the Company, or by attending the Special Meeting and voting in person or delivering instruction to the Company via email and with written confirmation. A proxy is not revoked by the death or incompetence of the maker unless, before the authority granted thereunder is exercised, written notice of such death or incompetence is received by the Company from the executor or administrator of the estate or from a fiduciary having control of the shares represented by such proxy.

The indication of an abstention on a proxy or the failure to vote either by proxy or in person will be treated as neither a vote "for" nor "against" the election of any director. Each of the other matters must be approved by the affirmative vote of a majority of shares present in person or represented by proxy at the meeting and entitled to vote. Abstention from voting will have the practical effect of voting against these matters since it is one less vote for approval. Broker non-votes, shares held by brokers or nominees for the accounts of others as to which voting instructions have not been given, will be treated as shares that are present for determining a quorum, but will not be counted for purposes of determining the number of votes cast with respect to a proposal. Brokers and nominees, under applicable law, may vote shares for which no instructions have been given in their discretion in the election of directors.

The Company will bear all the costs and expenses relating to the solicitation of proxies, including the costs of preparing, printing and mailing this Proxy Statement and accompanying material to shareholders. In addition to the solicitation of proxies by use of the mails, the directors, officers, and employees of the Company, without additional compensation, may solicit proxies personally or by telephone or telegram.

PROPOSAL 1: APPROVAL OF THE REINCORPORATION OF THE COMPANY INTO THE STATE OF NEVADA.

Introduction

The Company's Board of Directors (the "Board of Directors" or the "Board") unanimously believes it to be in the best interests of the Company and its shareholders for the Company to change its state of incorporation from Idaho to Nevada. The Company proposes to accomplish the reincorporation in Nevada by merging the Company into a newly formed wholly-owned subsidiary of the Company that is incorporated in Nevada (the "reincorporation merger"). The name of the Nevada corporation, which will be the successor to the Company in the reincorporation merger, is Thunder Mountain Gold, Inc. This proxy statement refers to Thunder Mountain Gold, Inc., the Idaho corporation, as "Thunder Mountain Gold, Inc.", "Thunder Mountain Gold Idaho" or the "Company" and to Thunder Mountain Gold, Inc., the Nevada corporation, as "Thunder Mountain Gold Nevada" or the "surviving corporation."

Thunder Mountain Gold Nevada was incorporated under Nevada law on December 10, 2007, under the name "Thunder Mountain Gold, Inc." As of the date and time immediately prior to the effective date of the reincorporation merger, if the reincorporation merger is effected, Thunder Mountain Gold Nevada will not have any material assets or liabilities and will not have carried on any material business.

In the reincorporation all outstanding shares of common Stock of the Company, a Nevada corporation, will be automatically converted, on a share-for-share basis, into comparable shares of a new Nevada corporation already formed.

The proposed reincorporation will result in several important changes in the rights of shareholders.

As discussed in "Principal Reasons for the Reincorporation Proposal," Management believes that reincorporation in Nevada is beneficial to the Company because Nevada corporate law is more comprehensive, widely used and extensively interpreted and more flexible than other state corporate laws, including Idaho corporate law. Further, management believes that Nevada law is better suited than Idaho law to protect stockholders' interests in the event of an unsolicited takeover attempt. The Company, however, is not aware that any person is currently attempting to acquire control of the Company, to obtain representation on the Board of Directors of the Company or take any action that would materially affect the governance of the Company.

The Reincorporation Merger

The reincorporation merger would be effected pursuant to the merger agreement in substantially the form attached as Exhibit A. Upon completion of the reincorporation merger, the Company would cease to exist as a corporate entity and Thunder Mountain Gold Nevada, which would be the surviving corporation, would continue to operate the business of the Company under the name Thunder Mountain Gold The discussion of the reincorporation merger set forth below is qualified in its entirety by reference to the attached merger agreement.

Pursuant to the merger agreement, each outstanding share of common stock, par value $0.05 per share, of Thunder Mountain Gold, Inc. would be converted automatically into one share of common stock, par value $0.00l per share, of Thunder Mountain Gold Nevada upon the effective date of the reincorporation merger. Each stock certificate representing issued and outstanding shares of common stock of Thunder Mountain Gold, Inc. would continue to represent the same number of shares of common stock of Thunder Mountain Gold Nevada. If Thunder Mountain Gold, Inc. and Thunder Mountain Gold Nevada effect the reincorporation merger, stockholders of Thunder Mountain Gold, Inc. would not need to exchange their existing stock certificates of Thunder Mountain Gold, Inc. for stock certificates of Thunder Mountain Gold Nevada. Stockholders may, however, exchange their certificates if they choose to do so at their sole expense. Assuming that Thunder Mountain Gold, Inc. and Thunder Mountain Gold Nevada effect the reincorporation merger, the surviving corporation may decide to issue substitute stock certificates in the future to replace the current certificates that are outstanding, If the surviving corporation were to decide to issue substitute stock certificates, the surviving corporation would notify its stockholders.

Pursuant to the merger agreement, Thunder Mountain Gold, Inc. and Thunder Mountain Gold Nevada agree to take all actions that Nevada law and Idaho law require for Thunder Mountain Gold, Inc. and Thunder Mountain Gold Nevada to effect the reincorporation merger. Thunder Mountain Gold Nevada also agrees, if required, to qualify to do business as a foreign corporation in the states in which Thunder Mountain Gold, Inc. is qualified to do business before Thunder Mountain Gold, Inc. and Thunder Mountain Gold Nevada effect the reincorporation merger.

The merger agreement provides that the respective obligations of Thunder Mountain Gold, Inc. and Thunder Mountain Gold Nevada under the merger agreement are subject to the following conditions:

- The stockholders of Thunder Mountain Gold, Inc. have approved, the merger agreement; and
- No court or governmental authority, whether by statute, rule, regulation, executive order, decree, ruling, injunction or other order, has prohibited, restrained, enjoined or restricted the consummation of the reincorporation merger.

As soon as reasonably practicable after the reincorporation merger, Thunder Mountain Gold Nevada will seek to cause the OTC Bulletin Board® as regulated by Financial Industry Regulatory Authority ("FINRA") to quote the common stock of the surviving corporation under the symbol "THMG", which is the same symbol as OTC BB currently lists Thunder Mountain Gold, Inc.'s common stock.

If Thunder Mountain Gold, Inc. and Thunder Mountain Gold Nevada effect the reincorporation merger, all stock option and other equity-based plans (if any) of Thunder Mountain Gold, Inc. would be continued by the surviving corporation, and each stock option and other equity-based award issued and outstanding pursuant to such plans would be converted automatically into a stock option or other equity-based award with respect to the same number of shares of common stock of the surviving corporation, upon the same terms and subject to the same conditions as set forth in the applicable plan under which the award was granted and in the agreement reflecting the award.

If the stockholders of Thunder Mountain Gold, Inc. approve the reincorporation merger, the Company and Thunder Mountain Gold Nevada plan to effect the reincorporation merger as soon as practicable after the Special Meeting. The merger agreement provides that the Board of Directors of either Thunder Mountain Gold, Inc. or Thunder Mountain Gold Nevada may abandon the reincorporation merger for any reason, notwithstanding shareholder approval. If the stockholders do not approve the reincorporation merger, Thunder Mountain Gold, Inc. and Thunder Mountain Gold Nevada would not consummate the merger and Thunder Mountain Gold, Inc. would continue to operate as an Idaho corporation.

Under Idaho law, stockholders of Thunder Mountain Gold, Inc. will not have appraisal rights with respect to the reincorporation proposal. See "Dissenters' or Appraisal Rights" below.

Vote Required for the Reincorporation Proposal

Idaho law requires the affirmative vote of a majority of the votes entitled to be cast by the holders of common stock of Thunder Mountain Gold, Inc. to approve the merger agreement pursuant to which Thunder Mountain Gold, Inc. and Thunder Mountain Gold Nevada would effect the reincorporation merger. Abstentions and broker non-votes will have the same effect as votes against the reincorporation proposal. A vote in favor of the reincorporation proposal is a vote to approve the merger agreement and therefore the reincorporation merger. A vote in favor of the reincorporation proposal is also effectively a vote in favor of the Certificate of Incorporation of Thunder Mountain Gold Nevada and the Bylaws of Thunder Mountain Gold Nevada. If the stockholders approve the merger agreement and the reincorporation merger becomes effective, the Certificate of Incorporation of Thunder Mountain Gold Nevada ("Nevada Certificate") and the Bylaws of Thunder Mountain Gold Nevada ("Nevada Bylaws") in effect immediately prior to the effective date of the reincorporation merger would respectively become the certificate of incorporation and bylaws of the surviving corporation. The forms of the Nevada Certificate and the Nevada Bylaws are attached as Exhibits B and C, respectively.

Principal Reasons for the Reincorporation Proposal

The Company was originally incorporated in Idaho on November 9, 1935. The incorporators chose to incorporate in the State of Idaho because the laws of Idaho were suitable for the Company's operations at the time. For many years, Nevada has followed a policy of encouraging incorporation in Nevada and, in furtherance of that policy, has been the leader in adopting, construing and implementing comprehensive, flexible corporate laws that are responsive to the legal and business needs of the corporations organized under Nevada law. Unlike most states, including Idaho, Nevada has established progressive principles of corporate governance that the Company could draw upon when making business and legal decisions. In addition, any direct benefit that Nevada law provides to corporations indirectly benefits the stockholders, who are the owners of the corporations. Because Nevada law is responsive to the needs of stockholders, Nevada law also directly benefits stockholders. For these reasons, the Company has determined that Nevada law would better suit the current needs of the Company and its stockholders than Idaho law does.

To take advantage of Nevada's flexible and responsive corporate laws, many corporations choose to incorporate initially in Nevada or choose to reincorporate in Nevada, as Thunder Mountain Gold, Inc. proposes to do. In general, the Company believes that Nevada provides a more appropriate and flexible corporate and legal environment in which to operate than currently exists in the State of Idaho and that the Company and its stockholders would benefit from such an environment. The Board of Directors of the Company has considered the following benefits available to Nevada corporations in deciding to propose reincorporation in Nevada:

- The General Corporation Law of the State of Nevada, which is one of the most advanced and flexible corporate statute in the country;
- The responsiveness and efficiency of the Office of the Secretary of State of Nevada, which uses modern computer technology;
- The Nevada Legislature, which considers and adopts statutory amendments that the Corporation Law Section of the Nevada State Bar Association proposes in an effort to ensure that the corporate statute continues to be responsive to the changing needs of businesses;

Additionally, management believes that, as a Nevada corporation, the Company would be better able to continue to attract and retain qualified directors and officers than it would be able to as an Idaho corporation, in part, because Nevada law provides more predictability with respect to the issue of liability of directors and officers than Idaho law does. The increasing frequency of claims against directors and officers that are litigated has greatly expanded the risks to directors and officers of exercising their respective duties. The amount of time and money required to respond to and litigate such claims can be substantial. Although Idaho law and Nevada law both permit a corporation to include a provision in the corporation's articles or certificate, as the case may be, of incorporation that in certain circumstances reduces or limits the monetary liability of directors for breaches of their fiduciary duty of care, Nevada law, as stated above, provides to directors and officers more predictability than Idaho does and, therefore, provides directors and officers of a Nevada corporation a greater degree of comfort as to their risk of liability than that afforded under Idaho law.

Idaho Statutory Provisions

We are subject to the Idaho Control Share Acquisition Law, which is designed to protect minority shareholders in the event that a person acquires or proposes to acquire, directly or indirectly, by tender offer or otherwise, shares giving it at least 20%, at least 33 1/3% or more than *50%* of the voting power in the election of directors. This law applies to a publicly held Idaho corporation which has at least 50 shareholders unless a provision in the corporation's bylaws or articles, adopted in accordance with this law, makes an express election not to be subject to this law. We do not have any such provisions in our articles or bylaws.

Under the Idaho Control Share Acquisition Law, an acquiring person is required to deliver to the corporation an information statement disclosing, among other things, the identity of the person, the terms of the acquisition or proposed acquisition, and the financing of this acquisition. An acquiring person cannot vote those shares acquired in a control share acquisition that exceed one of the cited thresholds unless a resolution approved by 66 2/3% of the voting power of all shares entitled to vote thereon, excluding shares held by the acquirer or an officer or director, approves of such voting power. At the request of the acquiring person, such a resolution must be put forth before shareholders at a special meeting held within 55 days after receipt of the information statement, provided that the acquiring person undertakes to pay the costs of the special meeting and delivers to the corporation copies of definitive financing agreements with responsible entities for any required financing of the acquisition. If an information statement has not been delivered to the corporation by the 10th day after the acquirer obtains shares in excess of one of the above thresholds, or the shareholders of the corporation have voted not to accord voting rights to the acquirer's shares, the corporation may redeem all, but not less than all, of the acquirer's shares at fair market value. Shares that are not accorded voting rights pursuant to this law regain their voting rights when acquired by another person in an acquisition that is not subject to this law.

We are also subject to the Idaho Business Combination Act, which prohibits a publicly held corporation from engaging in certain business combinations with an "interested shareholder" for a period of three years after the date of the transaction in which the person became an interested shareholder unless, among other things, (i) the corporation's articles of incorporation or bylaws include a provision, adopted in accordance with this law, that expressly provides that the corporation is not subject to the statute (we do not have any such provisions in our articles or bylaws), or (ii) a committee of the corporation's board of directors approves of the business combination or the acquisition of the shares before the date such shares were acquired. After the three year moratorium period, the corporation may not consummate a business combination unless, among other things, it is approved by the affirmative vote of the holders of at least two-thirds of the outstanding shares, other than those beneficially owned by the interested shareholder or an affiliate or associate thereof~, entitled to vote or the business combination meets certain minimum price and form of payment requirements. An interested shareholder is defined to include, with certain exceptions, any person who is the beneficial owner of 10% or more of the voting power of the outstanding voting shares of the corporation. Business combinations subject to this law include certain mergers, consolidations, recapitalizations, and reverse share splits.

The application of the Idaho Control Share Acquisition Law and the Idaho Business Combination Law may have the effect of delaying, deferring or preventing a change of control of the Company.

Anti-Takeover Implications

Nevada, like many other states, permits a corporation to include in its certificate of incorporation or bylaws or to otherwise adopt measures designed to reduce a corporation's vulnerability to unsolicited takeover attempts. The Board of Directors of the Company, however, is not proposing the reincorporation merger to prevent a change in control of the Company and is not aware of any present attempt by any person to acquire control of the Company or to obtain representation on the Company's Board of Directors.

With respect to implementing defensive strategies, Nevada law is preferable to Idaho law because of the judicial precedent on the legal principles applicable to defensive strategies. As an Idaho corporation or a Nevada corporation, the Company could implement some of the same defensive measures. As a Nevada corporation, however, the Company would benefit from the flexibility of Nevada law on such matters.

No Change in the Board Members, Business, Management, or Employee Benefit Plans

The reincorporation proposal would effect only a change in the legal domicile of the Company and certain other changes of a legal nature, the most significant of which are described in this proxy statement. The proposed reincorporation merger would NOT result in any change in the business, management, fiscal year, assets or liabilities. Assuming that Thunder Mountain Gold, Inc. and Thunder Mountain Gold Nevada effect the reincorporation merger, the directors and officers of Thunder Mountain Gold, Inc. immediately prior to the effective date of the reincorporation merger will continue to be the directors and officers of the surviving corporation. All employee benefit plans (including any stock option and other equity-based plans) of Thunder Mountain Gold, Inc. would be continued by the surviving corporation, and each stock option and other equity-based award issued and outstanding pursuant to such plans would automatically be converted into a stock option or other equity-based award with respect to the same number of shares of the surviving corporation, upon the same terms and subject to the same conditions as set forth in the applicable plan under which the award was granted and in the agreement reflecting the award. Approval of the reincorporation proposal would constitute approval of the assumption of these plans by the surviving corporation.

Comparison of Shareholder Rights Before and After the Reincorporation Merger

There are significant differences between the Nevada Certificate and the Company's Amended Articles of Incorporation ("Idaho Articles"). For example, the Nevada Certificate Articles provide for the authorization of 200,000,000 shares of common stock and 5,000,000 shares of preferred stock and the Idaho Articles provide for the authorization of 12,000,000 shares of common stock and no preferred stock.

Set forth below is a description that summarizes some significant differences in the rights of the stockholders of the Company before and after the reincorporation merger is effective as a result of the differences between Idaho law, the Idaho Articles and the Idaho Bylaws, on the one hand, and Nevada law, the Nevada Certificate and the Nevada Bylaws, on the other hand. The summary of the differences is significant because if the stockholders of Thunder Mountain Gold, Inc. approve the reincorporation proposal and the reincorporation merger becomes effective, the Nevada Certificate and the Nevada Bylaws in effect immediately prior to the effective date of the reincorporation merger would become the certificate of incorporation and bylaws of the surviving corporation. The Nevada Certificate and the Nevada Bylaws are attached as Exhibits B and C, respectively. All statements in this proxy statement concerning such documents are qualified by reference to the complete provisions of the documents. In addition to the differences described below, the Nevada Certificate and the Nevada Bylaws include certain technical differences from the Idaho Articles and Idaho Bylaws to reflect insignificant differences between Nevada law and Idaho law. The description below is not intended to be relied upon as a complete description of the differences, and is qualified in its entirety by reference to Idaho law, Nevada law, the Idaho Articles and Idaho Bylaws, and the Nevada Certificate and Nevada Bylaws.

Removal of Directors

The Idaho Business Corporation Act (the "IBCA") provides that the shareholders may remove one or more directors with or without cause (unless the articles of incorporation provide that the directors may be removed only for cause) at a meeting called for the purpose of removing the director where the meeting notice stated such purpose. If a director is elected by a voting group of shareholders, only the shareholders of that voting group may participate in the vote to remove. If cumulative voting is authorized, a director may not be removed if the number of votes sufficient to elect the director under cumulative voting is voted against the director's removal. If cumulative voting is not authorized, a director may be removed only if the number of votes cast to remove the director exceeds the number of votes cast not to remove. The Idaho Articles prohibit cumulative voting.

Nevada law provides that a director may be removed with or without cause by the holders of two-thirds in voting power of the issued and outstanding stock entitled to vote, except that in the case of a corporation having cumulative voting, directors may not be removed in certain situations without satisfying certain stockholder approval requirements.

Unlike the Idaho Bylaws, the Nevada Bylaws include a provision that allows directors to only be removed for cause and Nevada law does not provide a statutory mechanism for removing directors by judicial proceedings.

Filling Vacancies on the Board of Directors

The IBCA provides that, unless the articles of incorporation provide otherwise, a vacancy on the board of directors may be filled by the shareholders or by the directors remaining in office. If a vacant office was held by a director elected by a voting group of shareholders, only the shareholders of that voting group are entitled to vote to fill the vacancy if it is filled by a vote of the shareholders. The Idaho Bylaws require the board of directors to fill vacancies from among the Company's shareholders.

The Nevada Certificate provides that the Board of Directors of Thunder Mountain Gold Nevada may fill vacancies on Thunder Mountain Gold' Board of Directors (including vacancies resulting from an increase in the number of directors) by a majority of the remaining directors, though less than a quorum, unless it is otherwise provided in the Aticles of Incorporation.. As required by Nevada law, the Nevada Certificate provides that if a director is elected to fill a vacancy, the director would serve a term that expires upon the next election upon the conclusion for the class for which the director is appointed.

Amendments to the Charter and Bylaws

Generally, an amendment to the articles must be adopted by the board of directors and approved by shareholders at a meeting called for the purpose in which a quorum consisting of at least a majority of the votes entitled to be cast on the amendment is present. The articles or the resolution of the board adopting and recommending the amendment may require a higher threshold to pass the amendment.

Further, the IBCA provides that a corporation's board of directors may amend or repeal the corporation's bylaws unless: (i) the articles of incorporation reserve this power exclusively to the shareholders in whole or part; or (ii) the shareholders in amending or repealing a particular bylaw provide expressly that the board of directors may not amend or repeal that bylaw. The IBCA also provides that a corporation's shareholders may amend or repeal the corporation's bylaws even though the bylaws may also be amended or repealed by its board of directors.

Under Nevada law, unless the certificate of incorporation requires a greater vote, an amendment to the certificate of incorporation requires (I) the approval and recommendation of the board of directors, (2) the affirmative vote of a majority of the outstanding stock entitled to vote on the amendment, or (3) if there is voting by class or series, the affirmative vote of a majority of the outstanding stock of each class entitled to vote on the amendment as a class. Further, under Nevada law, stockholders have the power to adopt, amend or repeal bylaws by the affirmative vote of a majority of the outstanding stock entitled to vote at a meeting of stockholders unless the certificate of incorporation or the bylaws specify another percentage.

Limitation or Elimination of Directors' Personal Liability

The IBCA permits the articles of incorporation to provide that no director shall be personally liable to the corporation or its shareholders for money damages for any action taken, or any failure to take any action, as a director; provided, however, that the liability of a director shall not be eliminated for (i) the amount of a financial benefit received by a director to which he is not entitled, (ii) an intentional infliction of harm on the corporation or the shareholders, (iii) the approval of an unlawful distribution by the corporation under the IBCA, or (iv) an intentional violation of criminal law. A party seeking money damages must also establish that harm suffered by the corporation was proximately caused by the director's conduct.
The Idaho Article's provide that a director will not be personally liable to the Company or its shareholders for monetary damages for conduct as a director except: (i) acts or omissions that involve intentional misconduct or a knowing violation of law; (ii) conduct that violates IBCA provisions pertaining to unpermitted distributions to shareholders or loans to directors; or (iii) any transaction from which the director will personally receive a benefit in money, property or services to which the director is not legally entitled.

The Nevada Certificate contains a provision limiting the liability of its directors in accordance with Nevada law.

Under Nevada law, if a corporation's certificate of incorporation so provides, the personal liability of a director for breach of fiduciary duty as a director may be eliminated or limited. A corporation's certificate of incorporation, however, may not limit or eliminate a director's personal liability (a) for any breach of the director's fiduciary duties to the corporation or its stockholders, (b) for failing to act in good faith and in a manner which he reasonably did not believe to be in the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe his conduct was unlawful.

Shareholder Voting

Under Idaho Law, certain extraordinary corporate actions, such as sales of the corporation's assets that would leave it without a significant continuing business activity, dissolutions, mergers, and share exchanges require the approval of a majority of shareholders voting at a meeting in which a quorum is present. A majority of shareholders entitled to vote on the matter constitutes a quorum. If any class or series of shares is entitled to vote as a separate group on a plan of merger or share exchange, that voting group's approval is required at a meeting at which a quorum of that voting group is present. If a corporation retains a business activity that represented at least 25% of its total assets at the end of the most recently completed fiscal year, and *25%* of either income from continuing operations before taxes or revenues from continuing operations for that fiscal year the corporation will conclusively be deemed to have retained a significant continuing business activity.

Under Nevada law, in the absence of a specification in the corporation's certificate of incorporation or bylaws, once a quorum is obtained, the affirmative vote of a majority of shares present in person or represented by proxy and entitled to vote on the subject matter is required for shareholder action; however, under Nevada law directors are elected by a plurality of votes present in person or represented by proxy and entitled to vote on the election of directors. .

Nevada law generally requires that a merger or sale of assets be approved by a vote of a majority of the shares outstanding and entitled to vote on the transaction. Approval of stockholders is not necessary: (a) for a transfer of assets by way of mortgage, or in trust or in pledge to secure indebtedness of the corporation; or (b) to abandon the sale, lease or exchange of assets.

Dissenters' or Appraisal Rights

Under the IBCA, appraisal rights are available in connection with the following actions in which shareholder approval is required: (a) an amendment to the articles that reduces the number of shares of a class owned by the shareholder to a fraction and the corporation has a right or obligation to repurchase the fractional share; (b) certain plans of merger or exchange; (c) a disposition of assets that would leave the corporation without a significant continuing business activity; or (d) any other amendment to the articles of incorporation, merger, share exchange or disposition of assets as provided by the corporation's articles of incorporation, bylaws or action by the board of directors; provided, however, that Idaho law does not afford appraisal rights in connection with the actions described in clauses (a) through (c) to the holders of any class or series of shares that are (i) listed on the New York stock exchange or the American stock exchange or designated as a national market system security or (ii) not so listed or designated, but have at least 2,000 shareholders and the outstanding shares of such class or series have a market value of at least $20,000,000, exclusive of the value of such shares held by the corporation's subsidiaries, senior executives, directors or beneficial shareholders owning more than 10% of such shares.

Nevada law generally affords dissenters' rights of appraisal with respect to stock of a corporation in a merger or consolidation, pursuant to NRS § §92A.300 to NRS 92A.500,unless otherwise provided in the articles of incorporation or the bylaws of the issuing corporation in effect

Pursuant to Section 30-1-1302 of the IBCA, the shareholders of the Company will not be entitled to appraisal rights as a result of the reincorporation merger.

Accounting Treatment of the Reincorporation Merger

The reincorporation merger would be accounted for as a reverse merger whereby, for accounting purposes, the Company would be considered the acquirer and the surviving corporation would be treated as the successor to the historical operations of the Company. Accordingly, the historical financial statements of the Company, which the Company previously reported to the Securities and Exchange Commission on Forms 10-KSB and 10-QSB, among other forms, as of and for all period through the date of this proxy statement, would be treated as the financial statements of the surviving corporation.

Regulatory Approval

To the Company's knowledge, the only required regulatory or governmental approval or filings necessary in connection with the consummation of the reincorporation merger would be the filing of articles of merger with the Secretary of State of Idaho and the filing of a certificate of merger with the Secretary of State of Nevada.

Certain Federal Income Tax Consequences

The Company believes, that, for federal income tax purposes, no gain or loss would be recognized by the holders of the common stock of Thunder Mountain Gold, Inc. as a result of the consummation of the reincorporation merger and no gain or loss would be recognized by Thunder Mountain Gold, Inc. or Thunder Mountain Gold Nevada. The Company believes that each former holder of common stock of Thunder Mountain Gold, Inc. would have the same basis in the common stock of the surviving corporation received by such person pursuant to the reincorporation merger as such holder had in the common stock of Thunder Mountain Gold, Inc. held by such person immediately prior to the consummation of the reincorporation merger, and such person's holding period with respect to such common stock of the surviving corporation would include the period during which such holder held the corresponding common stock of Thunder Mountain Gold, Inc., provided the latter was held by such person as a capital asset immediately prior to the consummation of the reincorporation merger.

State, local or foreign income tax consequences to stockholders may vary from the federal tax consequences described above. STOCKHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISERS AS TO THE EFFECT OF THE REINCORPORATION UNDER APPLICABLE FEDERAL, STATE, LOCAL OR FOREIGN INCOME TAX LAWS.

Mechanics of Reincorporation

The proposed reincorporation will be effected by utilizing a previously formed entity known as Thunder Mountain Gold, Inc., a Nevada Corporation. Upon the effective date of the reincorporation each outstanding share of Thunder Mountain Gold, Inc. Idaho Common Stock will automatically be converted into one share of Thunder Mountain Gold, Inc. Nevada Common Stock. Each outstanding certificate representing shares of Thunder Mountain Gold, Inc. Idaho Common Stock will continue to represent the same number of shares of Common Stock of Thunder Mountain Gold, Inc Nevada.

IT WILL NOT BE NECESSARY FOR SHAREHOLDERS OF THE COMPANY TO EXCHANGE THEIR EXISTING STOCK CERTIFICATES FOR STOCK CERTIFICATES OF THUNDER MOUNTAIN GOLD, INC. NEVADA.

In accordance with Idaho law, the affirmative vote of at least a majority of the Common Stock of Thunder Mountain Gold Idaho is required for approval of the Reincorporation and the other terms of the proposed reincorporation. The Idaho Business Corporation Act contains no provisions for dissenters' or appraisal rights on the part of the shareholders of Thunder Mountain Gold, Inc. Idaho in connection with the proposed reincorporation.

No Change will be made in the Name, Business or Physical Location of the Company

The proposed reincorporation from Idaho to Nevada will effect a change in the legal domicile of the Company and other changes of a legal nature, some of which are described in this Proxy Statement. However, the reincorporation will not result in any significant change in the name, business, management, and location of the principal executive office, assets, liabilities or net worth of the Company.

Additional Information

Shareholders may wish to consult the relevant internet site of Idaho which is listed below:

Idaho internet address: http://www3.state.id.us/idstat/TOC/idstTOC.html

Shareholders may wish to consult the relevant internet site of Nevada which is listed below:

Nevada internet address: http://www.leg.state.nv.us/Law1.cfm

Shareholders are cautioned that the content of the foregoing internet site may not be   up-to-date with current legislation whether in the State of Idaho or the State of Nevada. The Company disclaims any obligation to and does not warrant (expressly or impliedly) any information contained on such web-site(s).

Shareholders may also wish to consult legal counsel in Idaho or Nevada as to their individual interests.

No Dissent Rights

Pursuant to Section 30-1-1302 of the IBCA, the shareholders of the Company will not be entitled to appraisal rights as a result of the reincorporation merger.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR"

PROPOSAL 2:OTHER BUSINESS

As of the date of this Proxy Statement, the Board of Directors is not aware of any matters that will be presented for action at the Special Meeting other than those described above. Should other business properly be brought before the Special Meeting, it is intended that the accompanying Proxy will be voted thereon in the discretion of the persons named as proxies.

SHAREHOLDER PROPOSALS AND OTHER MATTERS

The Company's next Annual meeting is scheduled for May, 2008. A Stockholder who desires to have a qualified proposal considered for inclusion in the Proxy Statement for that meeting must notify the Company's Secretary of the terms and content of the proposal no later than February 29, 2008. The Company's By-Laws outline the procedures including notice provisions, for stockholder nomination of directors and other stockholder business to be brought before stockholders at the Special Meeting.. A copy of the pertinent By-Law provisions are available upon written request to Eric T. Jones, Secretary, Thunder Mountain Gold, Inc**.,** 1239 Parkview Drive, Elko, Nevada 89801

FORM 10-KSB

Any shareholder of record may obtain a copy of the Company's Special Report on Form 10-KSB for the fiscal year ended December 31, 2006 (the "Form 10-KSB"), without cost, upon written request to the Secretary of the Company. The Form 10-KSB is not part of the proxy solicitation material for the Special Meeting. Additionally, the Securities and Exchange Commission maintains a web site that contains reports and other information at the following address http://www.sec.gov.

By Order of the Board of Directors
/s/ E. JAMES COLLORD
E. James Collord, President & Principal Executive Officer
December 14, 2007

EXHIBIT A

PLAN OF MERGER
Of
THUNDER MOUNTAIN GOLD, INC. (IDAHO)
and
THUNDER MOUNTAIN GOLD, INC. (NEVADA)

<center>**AGREEMENT AND PLAN OF MERGER**</center>

THIS AGREEMENT AND PLAN OF MERGER (this "**Merger Agreement**") is entered into as of the ___ day of _____, 2008 by and between Thunder Mountain Gold, Inc., a Nevada corporation (the "**Surviving Corporation**"), and Thunder Mountain Gold, Inc., an Idaho corporation ("**Merging Corporation**"). Surviving Corporation and Merging Corporation are sometimes collectively referred to hereinafter as the "**Constituent Corporations**."

<center>**RECITALS**</center>

WHEREAS, Surviving Corporation is a corporation organized and existing under the laws of Nevada and is a wholly-owned subsidiary of Merging Corporation;

WHEREAS, Merging Corporation is a corporation organized and existing under the laws of Idaho; and

WHEREAS, Surviving Corporation and Merging Corporation and their respective Boards of Directors deem it advisable and in the best interests of the corporations and their respective stockholders to merge Merging Corporation with and into Surviving Corporation pursuant to the Idaho Business Corporation Act and the Nevada General Corporate Law upon the terms and conditions set forth herein;

NOW THEREFORE, in consideration of the premises, the mutual covenants, herein contained, and other valuable consideration the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree that Merging Corporation shall be merged with and into Surviving Corporation (the "**Merger**") pursuant to the terms and conditions herein set forth.

<center>**AGREEMENT**</center>

1.   General.

        1.1   The Merger. On the Effective Date (as herein defined) of the Merger, Merging Corporation shall be merged with and into Surviving Corporation and the separate existence of Merging Corporation shall cease and Surviving Corporation shall survive such Merger. The name of Surviving Corporation shall be Thunder Mountain Gold, Inc.

        1.2   Certificate of Incorporation and Bylaws. The certificate of incorporation of Surviving Corporation as in effect immediately prior to the Effective Date shall be the certificate of incorporation of Surviving Corporation after consummation of the Merger. The Bylaws of Surviving Corporation as in effect immediately prior to the Effective Date shall be the Bylaws of Surviving Corporation after consummation of the Merger.

        1.3   Directors and Officers. The directors and officers of Merging Corporation shall, from and after the Effective Date, be the directors and officers of Surviving Corporation, until the earlier of their resignation or removal or until their respective successors are duly elected or appointed and qualified.

        1.4   Property and Liabilities of Constituent Corporations. On the Effective Date, the separate existence of Merging Corporation shall cease and Merging Corporation shall be merged into Surviving Corporation. Surviving Corporation, from and after the Effective Date, shall possess all the rights, privileges, powers and franchises of whatsoever nature and description, of a public as well as of a private nature, and be subject to all the restrictions, disabilities and duties of each of the Constituent Corporations; all rights, privileges, powers and franchises of each of the Constituent Corporations, and all property, real, personal and mixed, of and debts due to either of the Constituent Corporations on whatever account as well for stock subscriptions as all other things in action or belonging to each of the Constituent Corporations shall be vested in Surviving Corporation; and all property, rights, privileges, powers and franchises, and all other interests shall be thereafter as effectually the property of Surviving Corporation as they were of the several and respective Constituent Corporations and the title to any real estate vested by deed or otherwise in either of the Constituent Corporations shall not revert or be in any way impaired by reason of the Merger. All rights of creditors and all liens upon the property of the Constituent Corporations shall be preserved unimpaired, and all debts, liabilities and duties of the Constituent Corporations

<center>13</center>

thenceforth shall attach to Surviving Corporation, and may be enforced against it to the same extent as if said debts, liabilities and duties had been incurred or contracted by it. Any claim existing or action or proceeding, whether civil, criminal or administrative, pending by or against either Constituent Corporation may be prosecuted to judgment or decree as if the Merger had not taken place, or Surviving Corporation may be substituted in such action or proceeding.

1.5 Further Assurances. Merging Corporation agrees that, at any time, or from time to time, as and when requested by Surviving Corporation, or by its successors and assigns, it will execute and deliver, or cause to be executed and delivered in its name by its last acting officers, or by the corresponding officers of Surviving Corporation, all such conveyances, assignments, transfers, deeds or other instruments, and will take or cause to be taken such further or other action as Surviving Corporation, its successors or assigns may deem necessary or desirable in order to evidence the transfer, vesting or devolution of any property, right, privilege or franchise or to vest or perfect in or confirm to Surviving Corporation, its successors and assigns, title to and possession of all the property, rights, privileges, powers, franchises and interests referred to in this Section 1 herein and otherwise to carry out the intent and purposes hereof.

1.6 Effective Date. The Merger shall become effective on the later of (a) the day on which an executed copy of a Certificate of Ownership and Merger is filed with the Secretary of State of the State of Nevada in the manner required by the Nevada General Corporation Law and (b) the day on which an executed copy of Articles of Merger are filed with the Secretary of State of the State of Idaho in the manner required by the Idaho Business Corporation Act (the "**Effective Date**").

2. Conversion of Securities on Merger.

2.1 Effect of Merger on Capital Stock. Each share of Merging Corporation's common stock, $0.05 par value per share (other than shares ("**Dissenting Shares**") that are owned by shareholders ("**Dissenting Shareholders**") that are entitled to and properly exercise appraisal rights pursuant to Sections 10-2B-13.01 through 10-2B-13.32 of the Idaho Business Corporation Act), issued and outstanding immediately before the Effective Date shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into and become one (1) validly issued, fully paid and nonassessable share of Surviving Corporation's common stock, $0.001 par value per share (the "**Surviving Corporation Stock**"). Each share of Surviving Corporation's common stock issued and outstanding immediately before the Effective Date of the Merger shall be canceled without any consideration being issued or paid therefore, without any further action on the part of the holder thereof.

2.2 Effect of Merger on Options and Warrants. Each option, warrant or other security of the Merging Corporation issued and outstanding immediately prior to the Effective Date shall be (a) converted into and shall be an identical security of the Surviving Corporation subject to the same agreement and terms as then exist with respect thereto, and (b) otherwise in the case of securities to acquire common stock of the Merging Corporation, converted into the identical right to acquire the same number of shares of Surviving Corporation Stock as the number of shares of common stock of the Merging Corporation that were acquirable pursuant to such option, warrant or other security. As of the Effective Date, the number of shares of common stock issuable by the Surviving Corporation upon exercise of any such option, warrant or other security shall be deemed reserved by the Surviving Corporation solely for purposes of the exercise of options, warrants or other securities.

2.3 Certificates. At and after the Effective Date, all of the outstanding certificates which immediately prior thereto represented shares of Merging Corporation stock (other than Dissenting Shares), or options, warrants or other securities of the Merging Corporation, shall be deemed for all purposes to evidence ownership of and to represent the shares of Surviving Corporation Stock, or options, warrants or other securities of Surviving Corporation, as the case may be, into which the shares of Merging Corporation stock, or options, warrants or other securities of the Surviving Corporation, as the case may be, represented by such certificates have been converted as herein provided and shall be so registered on the books and records of the Surviving Corporation or its transfer agent. The registered owner of any such outstanding certificate shall, until such certificate shall have been surrendered for transfer or otherwise accounted for to the Surviving Corporation or its transfer agent, have and be entitled to exercise any voting and other rights with respect to, and to receive any dividends and other distributions upon, the shares of Surviving Corporation Stock, or options, warrants or other securities of Surviving Corporation, as the case may be, evidenced by such outstanding certificate, as above provided.

2.4   Appraisal Rights. No Dissenting Shareholder shall be entitled to shares of Surviving Corporation Stock hereunder unless and until the holder thereof shall have failed to perfect or shall have effectively withdrawn or lost such holder's right to appraisal under the Idaho Business Corporation Act, and any Dissenting Shareholder shall be entitled to receive only the payment provided by the Idaho Business Corporation Act with respect to Dissenting Shares owned by such Dissenting Shareholder. If any person or entity who otherwise would be deemed a Dissenting Shareholder shall have failed to properly perfect or shall have effectively withdrawn or lost the right to appraisal with respect to any shares which would be Dissenting Shares but for that failure to perfect or withdrawal or loss of the right to appraisal, such Dissenting Shares shall thereupon be treated as though such Dissenting Shares had been converted into shares of Surviving Corporation Stock.

3.   Foreign Qualification. Surviving Corporation covenants and agrees, to the extent required by applicable law, to register or qualify, as applicable, to do business as a foreign corporation in those states in which Merging Corporation is qualified to do business immediately prior to the Effective Date.

4.   Conditions to the Obligations of the Constituent Corporations to Effect the Merger.

4.1   Approval by Stockholders. The stockholders of Merging Corporation shall have approved the Merger and this Merger Agreement in accordance with Idaho law.

4.2   Governmental Approvals; No Restraints. No statute, rule, regulation, executive order, decree, ruling, injunction or other order (whether temporary, preliminary or permanent) shall have been enacted, entered, promulgated or enforced by any court or governmental authority of competent jurisdiction that prohibits, restrains, enjoins or restricts the consummation of the Merger.

5.   Amendment. The respective Boards of Directors of the Constituent Corporations may amend this Merger Agreement at any time prior to the Effective Date, provided that an amendment made subsequent to the approval of the Merger by the stockholders of Merging Corporation shall not (a) alter or change the amount or kind of shares, securities, cash, property or rights to be received under this Merger Agreement by the shareholders of Merging Corporation; (b) alter or change any term of the Certificate of Incorporation of Surviving Corporation; or (c) alter or change any of the terms and conditions of this Merger Agreement if such alteration or change would adversely affect the shareholders of Merging Corporation.

6.   Miscellaneous.

6.1   Counterparts. This Merger Agreement may be executed in any number of counterparts and via facsimile or other similar electronic transmission, each of which shall be deemed to be an original, and all of which taken together shall constitute one Merger Agreement.

6.2   Termination. This Merger Agreement may be terminated and the Merger abandoned at any time prior to the Effective Date, whether before or after stockholder approval of this Merger Agreement, by the consent of the Board of Directors of either of the Constituent Corporations.

6.3   Governing Law. The Merger and this Merger Agreement shall be governed by, and construed in accordance with, the laws of the State of Nevada.

6.4   No Third Party Beneficiaries. This Merger Agreement is for the sole benefit of the parties hereto and is not intended to and shall not confer upon any person other than the parties hereto any rights or remedies hereunder.

6.5   Severability. If any provision of this Merger Agreement (or any portion thereof) or the application of any such provision (or any portion thereof) to any person or circumstance shall be held invalid, illegal or unenforceable in any respect by a court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision hereof (or the remaining portion thereof) or the application of such provision to any other person or circumstances.

IN WITNESS WHEREOF, the Constituent Corporations have executed this Merger Agreement as of the date and year first above written.

MERGING CORPORATION:

THUNDER MOUNTAIN GOLD, INC.
an Idaho corporation
1239 PARKVIEW DRIVE
ELKO, NEVADA 89801

By: _____
Its:

SURVIVING CORPORATION:

THUNDER MOUNTAIN GOLD, INC.,
a Nevada corporation,
1239 PARKVIEW DRIVE
ELKO, NEVADA 89801

By: _____
Its:

AGREEMENT BY SURVIVING CORPORATION WITH SECRETARY OF STATE

TO: Secretary of State of the State of Nevada:

The undersigned corporation, a Nevada corporation, pursuant to the provisions of Nevada Law, hereby executes the following Agreement of Merger with the Secretary of the State of Nevada:

1. The name of the undersigned corporation is Thunder Mountain Gold, Inc.

2. The undersigned corporation is the surviving corporation pursuant to a merger effected on January _____, 2008, with Thunder Mountain Gold, Inc., an Idaho Corporation.

3. The undersigned corporation is to be governed by the laws of the State of Nevada.

4. The undersigned corporation hereby agrees that it may be served with process in the State of Nevada in any proceeding for the enforcement of any obligation of any domestic corporation which is a party to this merger and in any such domestic corporation against the surviving corporation.

5. The undersigned corporation hereby irrevocably appoints the Secretary of the State of Nevada as its agent to accept service of process in any proceeding described hereinabove in paragraph 4 of this Agreement.

6. The undersigned corporation hereby agrees that it will promptly pay to the dissenting shareholders of any such domestic corporation the amount, if any, to which such dissenting shareholder shall be entitled under the provisions of Nevada Business Corporation Act, Chpt. NRS 92A.300 to 92A.500, inclusive and the Idaho Business Corporation Act, with respect to the rights of dissenting shareholders of Thunder Mountain Gold, Inc., an Idaho corporation.

DATED this _____day of _____, 2008.

THUNDER MOUNTAIN GOLD, INC.

By: _____
     E. James Collord
Title: President

STATE OF   NEVADA   )
)
County of   )

On this_____day of January, 2008, before me, the undersigned, a Notary Public in and for the State of Nevada, personally appeared E. James Collord, to me known to be the President of Thunder Mountain Gold, Inc., who executed the within and foregoing instrument and acknowledged the said instrument to be the free and voluntary act and deed for the uses and purposes therein mentioned, and on oath states that he was authorized to execute said instrument.

IN WITNESS WHEREOF, I have hereunto set my hand and seal and affixed my official seal the day and year first above written.

_____
Notary Public in and for the State of Nevada, residing at_____.My Commission expires:

EXHIBIT B

ARTICLES OF INCORPORATION
of
THUNDER MOUNTAIN GOLD, INC. (NEVADA



SECRETARY OF STATE

STATE OF NEVADA

CORPORATE CHARTER

I, ROSS MILLER, the duly elected and qualified Nevada Secretary of State, do hereby certify that **THUNDER MOUNTAIN GOLD, INC.**, did on December 10, 2007, file in this office the original Articles of Incorporation; that said Articles of Incorporation are now on file and of record in the office of the Secretary of State of the State of Nevada, and further, that said Articles contain all the provisions required by the law of said State of Nevada.



IN WITNESS WHEREOF, I have hereunto set my hand and affixed the Great Seal of State, at my office on December 11, 2007.

ROSS MILLER
Secretary of State

By

Certification Clerk



STATE OF NEVADA

ROSS MILLER
Secretary of State

SCOTT W. ANDERSON
Deputy Secretary for Commercial Recordings

OFFICE OF THE
SECRETARY OF STATE

Filing Acknowledgement

December 10, 2007

Job Number	Corporation Number	
C20071210-1945	E0837112007-5	
Filing Description	**Document Filing Number**	**Date/Time of Filing**
Articles of Incorporation	20070838673-44	December 10, 2007 02:19:23 PM

Corporation Name	Resident Agent
THUNDER MOUNTAIN GOLD, INC.	E. JAMES COLLORD

The attached document(s) were filed with the Nevada Secretary of State, Commercial Recordings Division. The filing date and time have been affixed to each document, indicating the date and time of filing. A filing number is also affixed and can be used to reference this document in the future.

Respectfully,

ROSS MILLER
Secretary of State

Commercial Recording Division
202 N. Carson Street
Carson City, Nevada 89701-4069
Telephone (775) 684-5708
Fax (775) 684-7138



ROSS MILLER
Secretary of State
206 North Carson Street
Carson City, Nevada 89701-4299
(775) 684 5708
Website: secretaryofstate.biz

Filed in the office of	Document Number
Ross Miller, Secretary of State, State of Nevada	20070838673-44
	Filing Date and Time: 12/10/2007 2:19 PM
	Entity Number: E0837112007-5

Articles of Incorporation

(PURSUANT TO NRS 78)

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

1. **Name of Corporation:**	Thunder Mountain Gold, Inc.
2. **Resident Agent Name and Street Address:** (must be a Nevada address where process may be served)	E. James Collord (Name) 1239 Parkview Drive (MANDATORY) Physical Street Address; Elko (City); Nevada 89801 (Zip Code) (OPTIONAL) Mailing Address; City; State; Zip Code
3. **Shares:** (number of shares corporation is authorized to issue)	Number of shares with par value: 200,000,000 p / 5,000,000 - ; Par value per share: $ .001 / .0001 ; Number of shares without par value:
4. **Names & Addresses of the Board of Directors/Trustees:** (each Director/Trustee must be a natural person at least 18 years of age; attach additional page if more than 3 directors/trustees)	1. E. James Collord (Name); 1239 Parkview Drive (Street Address); Elko (City); NV (State); 89801 (Zip Code) 2. Robin S. McRae (Name); 1239 Parkview Drive (Street Address); Elko (City); NV (State); 89801 (Zip Code) 3. G. Peter Parsley (Name); 1239 Parkview Drive (Street Address); Elko (City); NV (State); 89801 (Zip Code)
5. **Purpose:** (optional - see instructions)	The purpose of this Corporation shall be: See Attached Articles of Incorporation, Article III
6. **Name, Address and Signature of Incorporator:** (attach additional page if more than 1 incorporator)	E. James Collord (Name); X [signature] (Signature) 1239 Parkview Drive (Address); Elko (City); NV (State); 89801 (Zip Code)
7. **Certificate of Acceptance of Appointment of Resident Agent:**	I hereby accept appointment as Resident Agent for the above named corporation. X [signature] Authorized Signature of R. A. or On Behalf of R. A. Company; DEC 1 1 2007 (Date)





This form must be accompanied by appropriate fees.

Nevada Secretary of State Form 78 Articles 2007
Revised on: 01/01/07

21



ROSS MILLER
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684 5708
Website: secretaryofstate.biz

Resident Agent Acceptance

General instructions for this form:

1. Please print legibly or type; Black Ink Only
2. Complete all fields. Do not highlight.
3. Ensure that document is signed in signature field.

ABOVE SPACE IS FOR OFFICE USE ONLY

In the matter of Thunder Mountain Gold, Inc.

(Name of business entity)

I, E. James Collord

(Name of resident agent)

hereby state that on _____ I accepted the appointment as resident agent

(Date)

for the above named business entity. The street address of the resident agent in this

state is as follows:

1239 Parkview Drive		
(MANDATORY) Physical Street Address		Suite number

Elko	**NEVADA**	89801
City		Zip Code

Optional: (address where mail will be sent)

1239 Parkview Drive		
(OPTIONAL) Additional Mailing Address		Suite number

Elko	NV	89801
City	State	Zip Code

Signature:

X _____

Authorized Signature of R.A. or On Behalf of R.A. Company

_____
Date

Nevada Secretary of State RA Acceptance 2007
Revised on: 01/01/07

22

ARTICLES OF INCORPORATION
OF
THUNDER MOUNTAIN GOLD, INC.

Pursuant to the provision of the Nevada Business Corporation Act, §78.010, et. seq. the undersigned corporation hereby adopts the following Articles of Incorporation as follows:

ARTICLE I
NAME

The name of this corporation is **THUNDER MOUNTAIN GOLD, INC.**

ARTICLE II
DURATION

This corporation has perpetual existence.

ARTICLE III
CORPORATION PURPOSES

The purpose or purposes for which the Corporation is organized are all things necessary or convenient to carry out any lawful business, including the natural resources industry, as well as those itemized under Chapter 78 of Nevada Revised Statutes, including any amendments thereto or successor statute that may hereinafter be enacted.

ARTICLE IV
CAPITALIZATION

Section 1:   Aggregate Number of Shares

The total number of shares which the Corporation shall have authority to issue is 205,000,000 of which (a) 5,000,000 shares shall be Preferred Stock of par value $0.0001 per share, (b) 200,000,000 shares shall be Common Stock of the par value of $0.001 per share.

Section 2:   Rights of Preferred Stock

The Preferred Stock may be issued from time to time in one or more series and with such designation for each such series as shall be stated and expressed in the resolution or resolutions providing for the issue of each such series adopted by the Board of Directors. The Board of Directors in any such resolution or resolutions is expressly authorized to state and express for each such series:

        (i)   The voting powers, if any, of the holders of stock of such series;

        (ii)   The rate per annum and the times at and conditions upon which the holders of stock of such series shall be entitled to receive dividends, and whether such dividends shall be cumulative or noncumulative and if cumulative the terms upon which such dividends shall be cumulative;

        (iii)   The price or prices and the time or times at and the manner in which the stock of such series shall be redeemable and the terms and amount of any sinking fund provided for the

1

purchase or redemption of shares;

(iv)   The rights to which the holders of the shares of stock of such series shall be entitled upon any voluntary or involuntary liquidation, dissolution or winding up of the Corporation;

(v)   The terms, if any, upon which shares of stock of such series shall be convertible into, or exchangeable for, shares of stock of any other class or classes or of any other series of the same or any other class or classes, including the price or prices or the rate or rates of conversion or exchange and the terms of adjustment, if any; and

(vi)   Any other designations, preferences, and relative participating, optimal or other special rights, and qualifications, limitations or restrictions thereof so far as they are not inconsistent with the provisions of the Articles of Incorporation, as amended, and to the full extent now or hereafter permitted by the laws of Nevada.

Section 3:   Rights of Common Stock

The Common Stock may be issued from time to time in one or more Classes and with such designation for each such Classes as shall be stated and expressed in the resolution or resolutions providing for the issue of each such Classes adopted by the Board of Directors. The Board of Directors in any such resolution or resolutions is expressly authorized to state and express for each such Class:

(i)   The voting powers, if any, of the holders of stock of such Class;

(ii)   The rate per annum and the times at and conditions upon which the holders of stock of such Class shall be entitled to receive dividends, and whether such dividends shall be cumulative or noncumulative and if cumulative the terms upon which such dividends shall be cumulative;

(iii)   The terms, if any, upon which shares of stock of such series shall be convertible into, or exchangeable for, shares of stock of any other class or classes or of any other series of the same or any other class or classes, including the price or prices or the rate or rates of conversion or exchange and the terms of adjustment, if any; and

(iv)   Any other designations, preferences, and relative participating, optimal or other special rights, and qualifications, limitations or restrictions thereof so far as they are not inconsistent with the provisions of the Articles of Incorporation, as amended, and to the full extent now or hereafter permitted by the laws of Nevada.

ARTICLE V
NO PREEMPTIVE RIGHTS

Except as may otherwise be provided by the Board of Directors, no preemptive rights shall exist with respect to shares of stock or securities convertible into shares of stock of this corporation.

ARTICLE VI
NO CUMULATIVE VOTING

Each shareholder entitled to vote at any election for Directors shall have the right to vote, in person or by proxy, one vote for each share of stock owned by such shareholder for as many persons as there are Directors to be elected and for whose election such shareholder has a right to vote, and no shareholder shall be entitled to cumulate their votes.

ARTICLE VII
BYLAWS

The Board of Directors shall have the power to adopt, amend or repeal the Bylaws or adopt new Bylaws. Nothing herein shall deny the concurrent power of the shareholders to adopt, alter, amend or repeal the Bylaws.

ARTICLE VIII
REGISTERED OFFICE AND ADDRESS

The address of the registered office of the Corporation is: 1239 Parkview Drive, Elko, Nevada 89801 and the name of its initial registered agent at such address is E. James Collord.

ARTICLE IX
DIRECTORS' LIABILITY

To the full extent from time to time permitted by law, no director of the corporation shall be personally liable to the corporation or its shareholders for damages for conduct as a director. Neither the amendment or repeal of this Article, nor the adoption of any provision of the Articles of Incorporation inconsistent with this Article, shall eliminate or reduce the protection afforded by this Article to a director of the corporation with respect to any matter which occurred, or any cause of action, suit or claim which but for this Article would have accrued or arisen, prior to such amendment, repeal or adoption.

ARTICLE X
LIMITATION ON RIGHT TO CALL SPECIAL SHAREHOLDERS' MEETING

Special meetings of stockholders of the Corporation may be called only by the Board of Directors pursuant to a resolution approved by a majority of the entire Board of Directors, upon not less than 30 nor more than 50 days' written notice to the stockholders of the Corporation.

ARTICLE XI
AMENDMENT TO ARTICLES OF INCORPORATION

This corporation reserves the right to amend or repeal any provisions contained in these Articles of Incorporation, in any manner now or hereafter permitted by law, and all rights and powers conferred herein on the shareholders and directors of this corporation are subject to this reserved power.

ARTICLE XII
SHAREHOLDER VOTE

Whenever the laws of the State of Nevada require the vote or concurrence of the holders of two-thirds of the outstanding shares entitled to vote thereon, with respect to any action to be taken by the stockholders of the Corporation, such action may be taken by the vote or concurrence of the holders of at least a majority of the shares entitled to vote thereon.

ARTICLE XIII
BOARD OF DIRECTORS

The qualifications, terms, of office, manner of election, time and place of meetings, and powers and duties of the Directors shall be prescribed in the Bylaws, but the number of first Directors shall be five and shall serve until the first annual meeting of shareholders or until his successor is elected and qualified; the names and post office addresses of the first Directors are as follows:

Name	Address
E. James Collord	1239 Parkview Drive, Elko, Nevada 89801
Robin S. McRae	1239 Parkview Drive, Elko, Nevada 89801
G. Peter Parsley	1239 Parkview Drive, Elko, Nevada 89801
Edward Fields	1239 Parkview Drive, Elko, Nevada 89801
Eric T. Jones	1239 Parkview Drive, Elko, Nevada 89801

ARTICLE XIV
LIMITATION OF LIABILITY

No director or officer of the Corporation shall be personally liable to the cooperation or any of its stockholders for damages for breach of fiduciary duty as a director or officer involving any act or omission of any such director or officer. However, the foregoing provision shall not eliminate or limit the liability of a director or officer for (i) acts or omissions which involve intentional misconduct, fraud or a knowing violation of law; or (ii) the payment of dividends in violation of Section 78.300 of the Nevada Revised Statutes. Any repeal or modification of this Article by the shareholders of the Corporation shall be prospective only and shall not adversely affect any limitation on the personal liability of a director or officer of the Corporation for acts or omissions prior to such repeal or modification.

ARTICLE XV
STATUTES NOT APPLICABLE

The provisions of Nevada Revised Statutes, 78.378 through 78.3793, inclusive, regarding the voting of a controlling interest in stock of a Nevada corporation and sections 78.411 through 78.444, inclusive, regarding combinations with interested stockholders, shall not be applicable to this Corporation.

The name and address of each incorporator is:

Name	Address
E. James Collord	1239 Parkview Drive, Elko, Nevada 89801

Executed in duplicate this 30 day of November, 2007.



E. JAMES COLLORD, Incorporator

-4-

26

STATE OF WASHINGTON)
)ss.
County of SPOKANE)

On this day personally appeared before me, E. JAMES COLLORD, to me known to be the individual described in and who executed the within and foregoing instrument, and acknowledged, that he signed the same as his free and voluntary act and deed, for the uses and purposes therein mentioned.

GIVEN under my hand and official seal this 30th day of November, 2007.

Charity L. Ward
Notary Public in and for the State of Washington, residing at 360 W. Boone Ave., Ste. #660. My Commission Expires: 7-29-2009



CHARITY L. WARD
NOTARY PUBLIC
STATE OF WASHINGTON
COMMISSION EXPIRES
JULY 29, 2009

(PROFIT) INITIAL LIST OF OFFICERS, DIRECTORS AND RESIDENT AGENT OF

THUNDER MOUNTAIN GOLD, INC.

(Name of Corporation)

FILE NUMBER



E0837112007-5

FOR THE FILING PERIOD OF | DEC, 2007 | TO | DEC, 2008. Due by Jan 31, 2008

The corporation's duly appointed resident agent in the State of Nevada upon whom process can be served is:

E. JAMES COLLORD

1239 PARKVIEW DRIVE

NV

☐ CHECK BOX IF YOU REQUIRE A FORM TO UPDATE YOUR RESIDENT AGENT INFORMATION

Important: Read instructions before completing and returning this form.   THE ABOVE SPACE IS FOR OFFICE USE ONLY

1. Print or type names and addresses either residence or business, for all officers and directors. A President, Secretary, Treasurer, or equivalent of and all Directors must be named.
   Have an officer sign the form. *FORM WILL BE RETURNED IF UNSIGNED*
2. If there are additional directors attach a list of them to this form.
3. Return the completed form with the $125.00 filing fee, if no capitalization. A $75.00 penalty must be added for failure to file this form by the last day of the first month following the incorporation/initial registration with this office.

4. Make your check payable to the Secretary of State. Your cancelled check will constitute a certificate to transact business per NRS 78.155. To receive a certified copy, enclose an additional $30.00 and appropriate instructions.
5. Return the completed form to: Secretary of State, 202 North Carson Street, Carson City, NV 897014201, (775) 684-5708.
6. Form must be in the possession of the Secretary of State on or before the first month following the incorporation/initial registration date. (Postmark date is not accepted as receipt date.) Forms received after due date will be returned for additional fees and penalties.

FILING FEE: $125.00   LATE PENALTY: $75.00

CHECK ONLY IF APPLICABLE

☐ This corporation is a publicly traded corporation. The Central Index Key number is: [_____]

☐ This publicly traded corporation is not required to have a Central Index Key number.

NAME	TITLE(S) PRESIDENT (OR EQUIVALENT OF)		
ADDRESS	CITY	St	Zip

NAME	TITLE(S) SECRETARY (OR EQUIVALENT OF)		
ADDRESS	CITY	St	Zip

NAME	TITLE(S) TREASURER (OR EQUIVALENT OF)		
ADDRESS	CITY	St	Zip

NAME	TITLE(S) DIRECTOR		
ADDRESS	CITY	St	Zip

I declare, to the best of my knowledge under penalty of perjury, that the above mentioned entity has complied with the provisions of NRS 360.780 and acknowledge that pursuant to NRS 239.330, it is a category C felony to knowingly offer any false or forged instrument for filing in the Office of the Secretary of State.

X Signature of Officer   **Title**   **Date**

Nevada Secretary of State Form Initial LIST-PROFIT 2003
Revised on 09/24/07

EXHIBIT C

BYLAWS
of
THUNDER MOUNTAIN GOLD, INC. (NEVADA)

BYLAWS
OF
THUNDER MOUNTAIN GOLD, INC.

ARTICLE I
REGISTERED OFFICE AND REGISTERED AGENT

The registered office of the corporation shall be located in the State of Nevada at such place as may be fixed from time to time by the Board of Directors ("Board") upon filing such notices as may be required by law, and the registered agent shall have a business office identical with such registered office. Any change in the registered agent or registered office shall be effective upon filing such change with the Office of the Secretary of State of the State of Nevada unless a later date is specified.

ARTICLE 2
SHAREHOLDERS

2.1   Place of Meeting. All meetings of the shareholders shall be held at the principal place of business of the corporation, or at such other place, within or without the State of Nevada, as shall be determined from time to time by the Board, and the place at which any such meeting shall be held shall be stated in the notice of the meeting. Meetings of shareholders may be held electronically as long as the Board of Directors determines the place of meeting and elects to hold the meeting electronically. For purposes of these By-laws, "Electronically" or "Electronic transmission" means a form of communication that: (a) does not directly involve the physical transmission of paper; (b) creates a record that may be retained, retrieved, and reviewed by the recipient; and (c) may be directly reproduced in paper form by the recipient through an automated process.

2.2   Annual Meeting. The annual meeting of shareholders for election of Directors and for transaction of such other business as may properly come before the meeting shall be held on the date and at the time fixed, from time to time, by the Board of Directors, provided that there shall be an annual meeting every calendar year. Shareholder annual meetings may occur through the use of any means of communication by which all shareholders participating can hear each other during the meeting, or by telefacsimile, digital, video, or electronic transmission. If so specified by the Directors, shareholders not physically present at a meeting of shareholders, may be present electronically.

2.3   Special Meetings. Special meetings of stockholders of the Corporation may be called by the President, the Board of Directors pursuant to a resolution approved by a majority of the entire Board of Directors, or the holders of not less than 5% of the voting shares of the Corporation, upon not less than 30 nor more than 50 days' written notice to the stockholders of the Corporation. Shareholder special meetings may occur through the use of any means of communication by which all shareholders participating can hear each other during the meeting, or by telefacsimile, digital, video, or electronic transmission.

2.4   Notice of Meeting.

2.4.1   Annual Meeting. Notice of the time and place of the annual meeting of the shareholders shall be given by delivering personally or by mailing a written or printed notice of the same to each shareholder of record entitled to vote at the meeting, at least ten days and not more than sixty days prior to the meeting. Notice from the Corporation under any provision of this Act, the articles of incorporation, or the bylaws may be given to a shareholder by electronic transmission. A shareholder may specify the form of electronic transmission to be used to communicate notice.

2.4.2   Special Meeting. At least ten days and not more than fifty days prior to the meeting, written or printed notice of each special meeting of the shareholders, stating the place, day and hour of such meeting and the purpose or purposes for which the meeting is called, shall be delivered personally or mailed to each shareholder of record entitled to vote at such meeting. Notice from the Corporation under any provision of this Act, the articles of incorporation, or the bylaws may be given to a shareholder by electronic transmission. A shareholder may specify the form of electronic transmission to be used to communicate notice.

2.4.3   Proof of Notice-Electronic Transmission. An affidavit of the secretary, assistant secretary, transfer agent, or other agent of the corporation that notice has been given by electronic transmission is, in the absence of fraud, prima facie evidence that the notice was given.

2.5   Voting Record. At least ten days before each meeting of the shareholders, a complete record of shareholders entitled to vote at such meeting, or any adjournment thereof, shall be made, arranged in alphabetical order with the address of and number of shares held by each shareholder, which record shall be kept on file at the registered office of the corporation for a period of ten days prior to such meeting. The record shall be kept open at the time and place of such meeting for inspection by any shareholder. Failure to comply with the requirements of this subsection shall not affect the validity of any action taken at a meeting.

2.5.1 Voting By Electronic Transmission. By a resolution of the board of directors of a corporation, a shareholder or shareholder's proxy entitled to vote may be authorized to vote by electronic transmission. The electronic transmission must contain or be submitted with information establishing that transmission was authorized by the shareholder or the shareholder's proxy.

2.6 Quorum and Adjourned Meetings. A majority of the outstanding shares of the corporation entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of the shareholders. If less than a majority of the outstanding shares entitled to vote is represented at a meeting, a majority of the shares so represented may adjourn the meeting from time to time without further notice. If a quorum is present or represented at a reconvened meeting following such an adjournment, any business may be transacted that might have been transacted at the meeting as originally called. The shareholders present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough shareholders to leave less than a quorum.

2.7 Manner of Acting. Except as may be otherwise provided in the Nevada Business Corporation Act, if a quorum is present, the affirmative vote of the majority of the shares represented at the meeting and entitled to vote on the subject matter shall be the act of the shareholders, unless the vote of a greater number is required by these Bylaws, the Articles of Incorporation or the Nevada Business Corporation Act.

2.8 Voting of Shares. Except as otherwise provided in these Bylaws or to the extent voting rights of shares of any class or classes are limited or denied by the Articles of Incorporation, on each matter submitted to a vote at a meeting of shareholders, each shareholder shall have one vote for each share of stock registered in his/her name in the books of the corporation. Voting by ballot shall not be required for any corporate action except as otherwise provided by Nevada law.

2.9 Fixing of Record Date for Determining Shareholders. For the purpose of determining shareholders entitled to notice of or to vote at any meeting of shareholders or any adjournment thereof, or shareholders entitled to receive payment of any distribution, or in order to make a determination of shareholders for any other purpose, the Board may fix in advance a date as the record date for any such determination. Such record date shall not be more than sixty days, and in case of a meeting of shareholders, not less than ten days prior to the date on which the particular action requiring such determination is to be taken. If no record date is fixed for the determination of shareholders entitled to notice of or to vote at a meeting or to receive payment of a distribution, the date and hour on which the notice of meeting is mailed or on which the resolution of the Board declaring such distribution is adopted, as the case may be, shall be the record date and time for such determination. Such determination shall apply to any adjournment of the meeting.

2.10 Proxies. A shareholder may vote either in person or by written proxy executed by the shareholder or his/her duly authorized attorney-in-fact. Such proxy shall be filed with the Secretary of the corporation before or at the time of the meeting. No proxy shall be valid after eleven months from the date of its execution unless otherwise provided in the proxy. Any proxy regular on its face shall be presumed to be valid.

2.11 Waiver of Notice. A waiver of any required shareholder notice signed either before or after the time stated therein for the meeting by the person or persons entitled to such notice shall be equivalent to giving notice.

2.12 Voting. Except as otherwise provided in the Articles of Incorporation or in these Bylaws, every shareholder of record shall have the right at every shareholders' meeting to one (1) vote for every share standing in his/her name on the books of the Corporation, and the affirmative vote of a majority of the shares represented at a meeting and entitled to vote thereat shall be necessary for the adoption of a motion or for the determination of all questions and business which shall come before the meeting.

2.13 Action by Shareholders Without a Meeting. Any action required or which may be taken at a shareholders meeting may be taken without a meeting if a written consent setting forth the action so taken is signed by all (unless otherwise permitted under the Nevada Business Corporation Act, including the taking of action by shareholders without a meeting by less than unanimous written consent of all shareholders entitled to vote).shareholders entitled to vote with respect to the subject matter thereof. Such consent shall be inserted in the minute book as if it were the minutes of a meeting of the shareholders. To the extent that Nevada Law requires prior notice of any such action to be given to nonconsenting or nonvoting shareholders, such notice shall be given prior to the date on which the action becomes effective, as required by Nevada Law.

2.13.1 Proof of Waiver. A telegram, telex, cablegram, or other electronic transmission by a shareholder consenting to an action to be taken is considered to be written, signed, and dated for the purposes of these bylaws if the transmission sets forth or is delivered with information from which the corporation can determine that the transmission was transmitted by the shareholder and the date on which the shareholder transmitted the transmission. The date of transmission is the date on which the consent was signed. Consent given by telefacsimile, digital, video, or electronic transmission, may not be considered delivered until the consent is reproduced in paper form and the paper form is delivered to the corporation at its

registered office in this state or its principal place of business, or to an officer or agent of the corporation having custody of the book in which proceedings of shareholder meetings are recorded. Consent given by telefacsimile, digital, video, or electronic transmission may be delivered to the principal place of business of the corporation or to an officer or agent of the corporation having custody of the book in which proceedings of shareholder meetings are recorded to the extent and in the manner provided by resolution of the board of directors of the corporation. Any photographic, photostatic, facsimile, or similarly reliable reproduction of a consent in writing signed by a shareholder may be substituted or used instead of the original writing for any purpose for which the original writing could be used, if the reproduction is a complete reproduction of the entire original writing.

2.14 Action of Shareholders by Communication Equipment. Shareholders may participate in shareholders meetings by means of electronic transmission, by means of conference telephone or similar communication equipment by means of which all persons anticipating in the meeting can hear each other at the same time. Participation by such means shall constitute presence in person at a meeting.

2.15 Conduct of Meeting. Meetings of the shareholders shall be presided over by one of the following officers in the order of seniority and if present and acting: The Chairman of the Board, if any; the President; a Vice-President; or if none of the foregoing is in office and present and acting, by a chairman to be chosen by the shareholders. The Secretary of the corporation, or in his/her absence an Assistant Secretary, shall act as secretary of every meeting, but if neither the Secretary nor an Assistant Secretary is present, the chairman of the meeting shall appoint a secretary of the meeting.

2.16 lnspectors and Judges. The Board of Directors in advance of any meeting may, but need not, appoint one or more inspectors of election or judges of the vote, as the case may be, to act at the meeting or any adjournment thereof. If any inspector or inspectors, or judge or judges, are not appointed, the person presiding at the meeting may, but need not, appoint one or more inspectors or judges. In case any person who may be appointed as an inspector or judge fails to appear or act, the vacancy may be filled by appointment made by the directors in advance of the meeting, or at the meeting by the person presiding thereat. The inspectors or judges, if any, shall determine the number of shares of stock outstanding and the voting power of each, the shares of stock represented at the meeting, the existence of a quorum, the validity and effect of proxies, and shall receive votes, ballots and consents, hear and determine all challenges and questions arising in connection with the right to vote, count and tabulate votes, ballots and consents, determine the result, and do such acts as are proper to conduct the election or vote with fairness to all shareholders. On request of the person presiding at the meeting, the inspector or inspectors or judge or judges, if any, shall make a report in writing of any challenge, question or matter determined by him or them, and execute a certificate of any fact found by him or them.

ARTICLE 3
SHARES

3.1 Issuance of Shares. No shares of stock shall be issued unless authorized by the Board. Such authorization shall include the maximum number of shares to be issued and the consideration to be received for each share. No certificate shall be issued for any share until consideration for such share is fully paid.

3.2 Certificates. Certificates representing shares of the corporation shall be issued in numerical order, and each shareholder shall be entitled to a certificate signed by the President, or a Vice President, and the Secretary or an Assistant Secretary, and may be sealed with the seal of the corporation or a facsimile thereof. The signatures of such officers may be facsimiles if the certificate is manually signed on behalf of a transfer agent, or registered by a registrar, other than the corporation it or an employee of the corporation. If an officer who has signed or whose facsimile signature has been placed upon such certificate ceases to be such officer before the certificate is issued, it may be issued by the corporation with the same effect as if the person were an officer on the date of issue.

Each certificate of shares shall state:

a. that the corporation is organized under the laws of this state;

b. the name of the person to whom issued; and

c. the number and class of shares and the designation of the series, if any, which such certificate represents.

3.3 Transfers.

3.3.1 Record of Transfer. Transfer of shares shall be made only upon the stock transfer books of the corporation which shall be kept at the registered office of the corporation, its principal place of business, or at the office of its transfer agent or registrar. The Board may, by resolution, open a share register in any state and may employ an agent or agents to keep such register and to record transfers of shares therein.

3.3.2   Requirements for Transfer. Shares of the corporation shall be transferred by delivery of the certificates therefore, accompanied either by an assignment in writing on the back of the certificate, an assignment separate from certificate or a written power of attorney to sell, assign and transfer the same signed by the holder of the certificate. No shares of the corporation shall be transferred on the books of the corporation until the outstanding certificates therefore have been surrendered to the corporation.

3.4   Registered Owner.

3.4.1   Name of Shareholder. Registered shareholders shall be treated by the corporation as holders in fact of shares standing in their respective names and the corporation shall not be bound to recognize any equitable or other claim to or interest in any share on the part of any other person, whether or not it shall have express or other notice thereof, except as expressly provided below or by the laws of the State of Nevada.

3.4.2   Voting of Shares by Certain Holders. Shares standing in the name of another corporation may be voted by such officer, agent, or proxy as the bylaws of such corporation may prescribe, or, in the absence of such provision, as the Board of Directors of such corporation may determine. Shares held by an administrator, executor, guardian or conservator may be voted by him, either in person or by proxy, without a transfer of such shares into his/her name. Shares standing in the name of a trustee may be voted by him either in person or by proxy, but no trustee shall be entitled to vote shares held by him without a transfer of such shares into his/her name. Shares standing in the name of a receiver may be voted by such receiver, and shares held by or under the control of a receiver may be voted by such receiver without the transfer thereof into his/her name, if authority to do so be contained in an appropriate order of the court by which such receiver was appointed. A shareholder whose shares are pledged shall be entitled to vote such shares until the shares have been transferred into the name of the pledgee, and thereafter the pledgee shall be entitled to vote the shares so transferred.

3.4.3   Certification Procedure. The Board may adopt by resolution a procedure whereby a shareholder may certify in writing to the corporation that all or a portion of the shares registered in the name of such shareholder are held for the account of a specified person or persons. The resolution shall set forth:

    a.   the classification of shareholder who may certify;
    b.   the purpose or purposes for which the certification may be made;
    c.   the form of certification and information to be contained therein;
        d.   if the certification is with respect to a record date or closing of share transfer books, the date by which the certification must be received by the corporation;
    d.   and, such other provisions with respect to the procedure as are deemed necessary or desirable.

3.4.4   Deemed Holder of Record. Upon receipt from the corporation of a certification complying with the procedure, the persons specified in the certification shall be deemed, for the purpose or purposes set forth in the certification, to be the holder of record of the number of shares specified in place of the shareholder making the certification.

3.5   Mutilated, Lost or Destroyed Certificates. In case of any mutilation, loss or destruction of any certificate of shares, another may be issued in its place on proof of such mutilation, loss or destruction. The Board may impose conditions on such issuance and may require the giving of a satisfactory bond or indemnity to the corporation in such sum as the Board might determine or establish such other procedures as the Board deems necessary.

3.6   Fractional Shares or Scrip. The corporation may: (a) issue fractions of shares which shall entitle the holder to exercise voting rights, to receive dividends thereon, and to participate in any assets of the corporation in the event of liquidation; (b) arrange for the disposition of fractional interests by those entitled thereto; (c) pay in cash the fair value of fractions of a share as of the time when those entitled to receive such shares are determined; or (d) issue scrip in registered or bearer form which shall entitle the holder to receive a certificate for a full share upon surrender of scrip aggregating a full share.

ARTICLE 4
BOARD OF DIRECTORS

4.1   General Powers. All corporate powers shall be exercised by or under the authority of, and the business and affairs of the corporation shall be managed under the direction of the Board, except as may be otherwise provided in the Articles of incorporation or the Nevada Business Corporation Act.

4.2   Number, Tenure and Qualifications. The number of directors which shall constitute the whole board of directors of the Corporation shall be at least one (1) but not be more than nine (9), except in the case of an increase in the number of directors by reason of any default provision with respect to any outstanding Series of securities. Each director shall serve for a term ending on the annual meeting following the annual meeting at which such director was elected The foregoing notwithstanding, each director shall serve until his/her successor shall have been duly elected and qualified, unless he/she shall resign, become disqualified or disabled, or shall otherwise be removed.

For purposes of the preceding paragraph, reference to the first election of directors shall signify the first election of directors concurrent with the approval by stockholders of this Bylaw. At each annual election held thereafter, the directors chosen to succeed those whose terms then expire, shall be identified as being of the same as the directors they succeed.

4.2.1.   A director need not be a stockholder. The election of Directors need not be by ballot unless these Bylaws require.

4.3   Vacancies. Newly created directorships resulting from any increase in the authorized number of directors or any vacancies in the Board resulting from death, resignation, retirement, disqualification, removal from office or other cause shall be filled by a two-thirds (2/3) vote of the full Board of Directors, and directors so chosen shall hold office for a term expiring at the annual meeting of stockholders at which the term of the class to which they have been elected expires or, in each case, until their respective successors are duly elected and qualified. No decrease in the number of directors constituting the Board shall shorten the term of any incumbent director. When any director shall give notice of resignation effective at a future date, the Board may fill such vacancy to take effect when such resignation shall become effective. A director may resign at any time by giving notice in writing or by electronic transmission to the Corporation.

4.4   Removal of Directors. Any director, or the entire Board of Directors, may be removed from office at any time, but only by the affirmative vote of the holders of at least 66 2/3% of the voting power of all of the shares of the Corporation entitled to vote for the election of directors.

4.5   Annual and Regular Meetings. An annual Board meeting shall be held without notice immediately after and at the same place as the annual meeting of shareholders. By resolution, the Board, or any committee thereof, may specify the time and place either within or without the State of Nevada for holding regular meetings thereof without other notice than such resolution. On consent of the directors, notice of the date, time, place, or purpose of a regular meeting of the board of directors may be given to a director by electronic transmission. The Directors may specify the form of electronic transmission to be used to communicate notice. A director may revoke this consent by written notice to the corporation.

4.6   Special Meetings. Special meetings of the Board or any committee appointed by the Board may be called by or at the request of the President, the Secretary or, in the case of special Board meetings, any two Directors and, in the case of any special meeting of any committee appointed by the Board, by the Chairman thereof. The person or persons authorized to call special meetings may fix any place either within or without the State of Nevada as the place for holding any special Board or committee meeting called by them.

4.7   Notice of Special Meetings. Notice of a special Board or committee meeting stating the place, day and hour of the meeting shall be given to a Director in writing or orally by telephone or in person. Neither the business to be transacted at, nor the purpose of, any special meeting need be specified in the notice of such meeting. On consent of the directors, notice of the date, time, place or purpose of a regular or special meeting of the board of directors may be given to a director by electronic transmission. The directors may specify the form of electronic transmission to be used to communicate notice. Notice under this section is deemed given when the notice is:

(1)   transmitted to a facsimile number provided by the director for the purpose of receiving notice;

(2)   transmitted to an electronic mail address provided by the director for the purpose of receiving notice;

(3)   posted on an electronic network and a message is sent to the director at the address provided by the director for the purpose of alerting the director of a posting; or

(4)   communicated to the director by any other form of electronic transmission consented to by the director.

4.7.1   Personal Delivery. If notice is given by personal delivery, the notice shall be effective if delivered to a Director at least two days before the meeting.

4.7.2　Delivery by Mail. If notice is delivered by mail, the notice shall be deemed effective if deposited in the official government mail properly addressed to a Director at the Director's address shown on the records of the corporation with postage prepaid at least three days before the meeting.

4.7.3　Delivery by Telegraph or Telefacsimile. If notice is delivered by telegraph, the notice shall be deemed effective if the content thereof is delivered to the telegraph company for delivery to a Director at his/her address shown on the records of the corporation at least two days before the meeting. If the notice is delivered by telefacsimile, the notice shall be deemed effective if the content thereof is transmitted to the telefacsimile telephone number for such Director as shown on the records of the corporation at least two days before the meeting.

4.7.4　Oral Notice. If notice is delivered orally, by telephone or in person, the notice shall be deemed effective if personally given to the Director at least one day before the meeting.

4.7.5　Delivery by Electronic, Digital, or other means. If notice is delivered by electronic, digital, or other similar means, the notice shall be deemed effective if the content thereof is delivered to the receiving device to a Director at his/her address shown on the records of the corporation at least two days before the meeting.

4.8　Quorum and Voting.

4.8.1　Action of Board. The act of the majority of the Directors present at a Board meeting at which there is a quorum shall be the act of the Board, unless the vote of a greater number is required by these Bylaws, the Articles of Incorporation or the Nevada Business Corporation Act. The Directors present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough Directors to leave less than a quorum.

4.8.2　Interest in Transaction. If a quorum of Directors is present, and a transaction or contract with the corporation in which a Director or officer of the corporation has a direct or indirect interest, is authorized, approved, or ratified by a vote of the majority of Directors with no direct or indirect interest in the transaction, then the act of such majority of disinterested Directors shall constitute the act of the Board.

4.9　Waiver of Notice.

4.9.1　In Writing. Whenever notice is required to be given to any Director or committee member under these Bylaws, the Articles of Incorporation or the Nevada Business Corporation Act, a waiver thereof in writing, signed by the person or persons entitled to such notice, or a waiver by electronic transmission, by the person entitled to notice whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board or any committee appointed by the Board need be specified in the waiver of notice of such meeting.

4.9.2　By Attendance. The attendance of a Director or committee member at a meeting shall constitute a waiver of notice of such meeting, except where the Director or committee member attends a meeting for the express purpose of objecting to the transaction or any business because the meeting is not lawfully called or convened.

4.10　Presumption of Assent. A Director present at a Board meeting at which action on any corporate matter is taken shall be presumed to have assented to the action taken unless his/her dissent is entered in the minutes of the meeting, unless he/she files his/her written dissent to such action with the person acting as the secretary of the meeting before the adjournment thereof, or unless he/she forwards such dissent by registered mail to the secretary immediately after adjournment of the meeting. Such right to dissent shall not apply to a Director who voted in favor of such action.

4.11　Resignation. Any Director may resign at any time by delivering written notice to the President, Secretary or registered office of the corporation, or by giving oral notice at any Directors or shareholders meeting.

4.12　Executive and Other Committees. The Board, by resolution adopted by a majority of the full Board, may designate from among its members an Executive Committee and one or more other standing or special committees. The Executive Committee shall have and may exercise all the authority of the Board, and other standing or special committees may be invested with such powers, subject to such conditions, as the Board shall see fit; provided that notwithstanding the above, no committee of the Board shall have the authority to: (1) authorize distributions, or the issuance of shares, unless a resolution of the Board, or the Bylaws or the Articles of Incorporation expressly so provide; (2) approve or recommend to shareholders actions or proposals required by the Nevada Business Corporation Act to be approved by shareholders; (3) fill vacancies on the Board or any committee thereof; (4) amend the Bylaws; (5) fix compensation of any Director for serving on the Board or on any committee thereof; (6) approve a plan of merger, consolidation or exchange of shares not requiring shareholder approval; (7) appoint other committees of the Board or the members thereof; or (8) amend the Articles of Incorporation, except that a committee may, to the extent authorized in the resolution or resolutions providing for the issuance of shares adopted by the Board, fix any of the relative rights and preferences of shares of any preferred or special class as permitted under the Nevada Business Corporation Act. All committees so appointed shall keep regular minutes of their meetings and shall cause them to be recorded in books kept for that purpose in the office of the corporation. The designation of any such committee and the delegation of authority thereto shall not relieve the Board, or any member thereof, of any responsibility imposed by law.

4.13   Chair of Board of Directors. The Board of Directors may, in its discretion, elect a chair of the Board of Directors from its members and, if a chair has been elected, such chair shall, when present, preside at all meetings of the Board of Directors and shareholders and shall have such other powers as the Board may prescribe.

4.14   Compensation. The Board of Directors, by affirmative vote of a majority of the Directors then in office, and irrespective of any personal interest of any of its members, may establish reasonable compensation for their services as Directors and such reimbursement for any reasonable expenses incurred in attending Directors' meetings. The compensation of Directors may be on such basis as is determined by the Board of Directors. The Board of Directors may also establish compensation for members of standing or special committees of the Board for serving on such committees.

4.15   Action by Board or Committee Without a Meeting. Any action required or which may be taken at a meeting of the Board or a committee thereof may be taken without a meeting if a consent in writing, setting forth the action so taken or to be taken, shall be signed by all Directors or committee members as the case may be.

4.16   Participation of Directors by Communication Equipment. Members of the Board or committees thereof may participate in a meeting of the Board or a committee by means of conference telephone, digital, electronic, video, or similar communication equipment allowing all persons participating in the meeting to hear each other at the same time. Participation by such means shall constitute presence in person at a meeting.

ARTICLE 5
OFFICERS

5.1   Designations. The officers of corporation shall be a President, a Secretary and a Treasurer, each of whom shall be elected by the Board. One or more Vice Presidents and such other officers and assistant officers may be elected or appointed by the Board, such officers and assistant officers to hold office for such period, have such authority and perform such duties as are provided in these Bylaws or as may be provided by resolution of the Board. Any officer may be assigned by the Board any additional title that the Board deems appropriate. The Board may delegate to any officer or agent the power to appoint any such subordinate officers or agents and to prescribe their respective terms of office, authority and duties. Any two or more offices may be held by the same person, except the offices of President and Secretary; provided, however, that if there is only one shareholder, all corporate offices can be held by one individual.

5.2   Election, Term of Office, and Qualification. Except as otherwise determined by the Board of Directors, the officers of the corporation shall be elected annually at the meeting of the Board held after the annual meeting of the shareholders. If the election of officers is not held at such meeting, such election shall be held as soon thereafter as a Board meeting conveniently may be held. Unless an officer dies, resigns or is removed from office, the officer shall hold office until the next annual meeting of the Board or until his/her successor is elected or for such other term as set by the Board of Directors. None of the officers, except the President, need be a Director, but a vice-president who is not a Director cannot succeed to or fill the office of President.

5.3   President. The President shall be the Chief Operating Officer of the corporation and shall have general control and management of the business affairs and policies of the corporation. He/she shall be generally responsible for the proper conduct of the business of the corporation. The President shall possess the power to sign all certificates, contracts and other instruments of the corporation. The President shall, unless a Chairman of the Board is elected, preside at all meetings of the shareholders and of the Board. The President shall have such other powers and perform such other duties as from time to time may be conferred or imposed upon the President by the Board of Directors.

5.4   Vice President. During the absence or disability of the President, the Executive Vice Presidents, if any, and the Vice Presidents, if any, in the order designated by the Board, shall exercise all functions of the President. Each Vice President shall have such powers and discharge such duties as may be assigned to him from time to time by the President or the Board.

5.5   Secretary and Assistant Secretaries. The Secretary shall issue notices for all meetings, except notices for special shareholders meetings and special Directors meetings called by those persons so authorized, shall keep minutes of all meetings, shall have charge of the seal and the corporate books, and shall make such reports and perform such other duties as are incident to such office or as are properly required of the Secretary by the Board. The Assistant Secretary, or Assistant Secretaries in the order designated by the Board, shall perform all duties of the Secretary during the absence or disability of the Secretary, and at other times shall perform such duties as are directed by the President or the Board. Among the duties of the Secretary shall be:

(1)		Keep the minutes of the shareholders' and of the Board of Directors' meetings in one or more books provided for that purpose;
(2)		See that all notices are duly given in accordance with the provisions of these Bylaws or as required by law;
(3)		Be custodian of the corporate records and of the seal of the Corporation and affix the seal of the Corporation to all documents as may be required;
(4)		Keep a register of the post office address of each shareholder which shall be furnished to the secretary by such shareholder;
(5)		Sign with the president, or a vice president, certificates for shares of the Corporation, the issuance of which shall have been authorized by resolution of the Board of Directors;
(6)		Have general charge of the stock transfer books of the corporation; and,
(7)		In general perform all duties incident to the office of secretary and such other duties as from time to time may be assigned to him/her by the president or by the Board of Directors.

5.6 _Treasurer._ The Treasurer shall have the custody of all monies and securities of the corporation and shall keep regular books of account. The Treasurer shall disburse the funds of the corporation in payment of the just demands against the corporation or as may be ordered by the Board, taking proper vouchers for such disbursements, and shall render to the Board, from time to time as may be required of the Treasurer, an account of all transactions as Treasurer and of the corporation's financial condition. The Treasurer shall perform other duties incident to his/her office as are properly required of him by the Board. The Assistant Treasurer, or Assistant Treasurers in the order designated by the Board, shall perform all duties of Treasurer in the absence or disability of the Treasurer, and at other times shall perform such other duties as are directed by the President or the Board.

5.7 _Delegation._ In the case of absence or inability to act of any officer of the corporation and, of any person herein authorized to act in the place of such person, the Board may from time to time delegate the powers or duties of such officer to any other officer, Director or person whom it may select.

5.8 _Other Officers._ The Board may appoint such other officers and agents as it shall deem necessary or expedient, who shall hold offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the Board.

5.9 _Resignation._ Except as otherwise specified by any contractual arrangements, any officer may resign at any time by delivering written notice to the President, a Vice President, the Secretary, or the Board, or by giving oral notice at any meeting of the Board. Any such resignation shall take effect at the time specified therein, or if the time is not specified, upon delivery thereof and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

5.10 _Removal._ Any officer or agent elected or appointed by the Board may be removed by the Board whenever in its judgment the best interests of the corporation would be served thereby; however such removal shall be without prejudice to the contract rights, if any, of the person so removed.

5.11 _Vacancies._ A vacancy in any office because of death, resignation, removal, disqualification, creation of a new office or any other cause may be filled by the Board for the unexpired portion of the term or for a new term established by the Board.

5.12 _Salaries._ The salaries of the officers shall be fixed from time to time by the Board or by any person or persons to whom the Board has delegated such authority. No officer shall be prevented from receiving such salary because he/she or she is also a Director of the corporation.

ARTICLE 6
CONTRACTS, LOANS, CHECKS AND DEPOSITS

6.1   Contracts. The Board may authorize any officer or officers, or agent or agents, to enter into any contract or execute and deliver any instrument in the name of and on behalf of the corporation. Such authority may be general or confined to specific instances.

6.2   Loans to the Corporation. No loans shall be contracted on behalf of the corporation and no evidences of indebtedness shall be issued in its name unless authorized by a resolution of the Board. Such authority may be general or confined to specific instances.

6.3   Loans to Directors. The corporation may not lend money to or guarantee the obligation of a Director unless either (a) the loan or guarantee is approved by the holders of at least a majority of the votes represented by the outstanding shares of all classes entitled to vote thereon, excluding the votes of the benefited Director or, (b) the Board determines that the loan or guarantee benefits the corporation and either approves the specific loan or guarantee or a general plan authorizing loans and guarantees.

6.4   Checks. Drafts. Etc. All checks, drafts or other orders for the payment of money, notes or other evidences of indebtedness issued in the name of the corporation shall be signed by such officer or officers, or agent or agents, of the corporation and in such manner as is from time to time determined by resolution of the Board.

6.5   Deposits. All funds of the corporation not otherwise employed shall be deposited from time to time to the credit of the corporation in such banks, trust companies or other depositories as the Board may select.

ARTICLE 7
INDEMNIFICATION OF DIRECTORS AND OFFICERS

7.1   Additional Indemnification. Each Director or officer now or hereafter serving the Corporation, and each person who at the request of or on behalf of the Corporation is now serving or hereafter serves as a Director or officer of any other corporation and the respective heirs, spouses, executors, and administrators of each of them shall be indemnified by the Corporation to the fullest extent provided by law against all costs, expenses, judgments, and liabilities, including attorneys' fees, reasonably incurred by or imposed upon him/her in connection with or resulting from any claim, action, suit, or proceeding, civil, criminal, administrative, or investigative, in which he/she is or may be made a party by reason of his/her being or having been such Director or officer by reason of any action alleged to have been taken or omitted by him/her as such Director or officer, whether or not he/she is a Director or officer at the time of incurring such costs, expenses, judgments, and liabilities, provided that he/she acted in good faith and in a manner he/she reasonably believed to be in or not opposed to the best interests of the Corporation. The termination of any action, suit, or proceeding by judgment, order, settlement, or conviction or upon a plea of nolo contendere or its equivalent shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he/she reasonably believed to be in or not opposed to the best interests of the Corporation. The foregoing right of indemnification shall not be exclusive of other rights to which such Director or officer may be entitled as a matter of law. The Board of Directors may obtain insurance on behalf of any person who is or was a director, officer, employee, or agent against any liability arising out of his/her status and such, whether or not the Corporation would have power to indemnify him/her against such liability. Any amendment to or repeal of this Article shall not adversely affect any right or protection of a director or officer of this Corporation for or with respect to any acts or omissions of such director or officer occurring prior to such amendment or repeal.

7.1.1   Third Party Actions. The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of the fact that such person is or was a director, trustee, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, trustee, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Corporation, and with respect to any criminal action or proceeding by judgment, order, settlement, conviction, or under a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which such person reasonably believed to be in or not, of itself, create a presumption that the person did not act in good faith and in a manner which such person reasonably believed to in or not opposed to the best interests of the Corporation, and with respect to any criminal action proceeding, had reasonable cause to believe that such person's conduct was unlawful.

7.1.2   Derivative Actions. The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in the Corporation's favor by reason of the fact that such person is or was a director, trustee, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, trustee, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorney's fees) and amounts paid in settlement actually and reasonably incurred by such person in connection with the action or suit or settlement of such action or suit if reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to amounts paid in settlement, the settlement of the suit or actions was in the best interests of the Corporation; PROVIDED, however, that no indemnification shall be made in respect to any claim, issue or matter as to which such person shall have been adjudged to be liable for gross negligence or willful misconduct in the performance of such person's duty to the Corporation unless and only to the extent that, the court in which such action or suit was brought shall determine upon application that, despite the adjudication of such liability, but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as such court shall deem proper. The termination of any action or suit by judgment or settlement shall not, of itself, create a presumption that the person did not act in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of the Corporation.

7.1.3   Successful Defense. To the extent that a director, trustee, officer, employee or agent of the Corporation has been successful on the merits or otherwise, in whole or in part in defense of any action, suit or proceeding referred to in Sections 7.1.1 and 7.1.2 of this Article 7 or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys' fees and costs) actually and reasonably incurred by such person in connection therewith.

7.1.4   Authorization. Any indemnification under Sections 7.1.1 and 7.1.2 of this Article 7 (unless ordered by a Court) shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the director, trustee, officer, employee or agent is proper in the circumstances because such person has met the applicable standard of conduct set forth above in Sections 7.1.1 and 7.1.2 of this Article 7. Such determination shall be made (a) by the Board of Directors of the Corporation by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (b) if such quorum is not obtainable, by a majority vote of the directors who were not parties to such action, suit or proceeding, or (c) by independent legal counsel (selected by one or more of the directors, whether or not a quorum and whether or not disinterested) in a written opinion, or (d) by the Shareholders. Anyone making such determination under this Section 7.1.4 may determine that a person has met the standard therein set forth as to some claims, issues or matters but not as to others, and may reasonably prorate amounts to be paid as indemnification.

7.1.5   Advances. Expenses incurred in defending a civil action, criminal action, investigative, or administrative, specified action, suits or proceedings shall be paid by the Corporation, at any time or from time to time in advance of the final disposition or such action, suit or proceeding as authorized in the manner provided in Section 7.1.4 of this Article 7 upon receipt of an undertaking by or on behalf of the director, trustee, officer, employee or agent to repay such amount unless it shall ultimately be determined that such person is entitled to be indemnified by the Corporation in this Article 7. Such undertaking to advance expenses and litigation costs can be made without making any determination of the director, trustee, officer, employee or agent's good faith or reasonable beliefs with regard to the lawfulness of his/her activity.

7.1.6   Non-Exclusivity. The indemnification provided in this Article 7 shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any law, Bylaw, agreement, vote of shareholders or disinterested directors or otherwise, both as to action in such person's official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, trustee, officer, employee or agent and shall inure to the benefit of the heirs, spouses, executors, and administrators of such a person.

7.1.7   Insurance. The Corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director, trustee, officer, employee or agent of the Corporation, or is or was serving at the request of the corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against such person and incurred by such person in any such capacity or arising out of such person's status as such, whether or not the Corporation would have the power to indemnify such person against such liability.

7.1.8   "Corporation" Defined. For purposes of this Article 7, references to the "Corporation" shall include, in addition to the Corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, trustees, officers, employees or agents, so that any person who is or was a director, trustee, officer, employee or agent of such constituent corporation or of any entity a majority of the voting stock of which is owned by such constituent corporation or is or was serving at the request of such constituent corporation as director, trustee, officer, employee or agent of the corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this Article 7 with respect to the resulting or surviving corporation as such person would have with respect to such constituent corporation if its separate existence had continued.

7.2   Notwithstanding anything contained herein to the contrary, the affirmative vote of the holders of at least 66 2/3% of the voting power of all of the shares of the Corporation entitled to vote for the election of directors shall be required to amend or repeal, or to adopt any provision inconsistent with this Article 7.

ARTICLE 8
BOOKS AND RECORDS

8.1 <u>Books of Accounts. Minutes. and Share Registrar.</u> The corporation shall keep complete books and records of accounts and minutes of the proceedings of the Board and the shareholders and shall keep at its registered office, principal place of business, or at the office of its transfer agent or registrar a share register giving the names of the shareholders in alphabetical order and showing their respective addresses and the number of shares held by each. Any books, records, minutes, and share transfer records may be in written form or in any other form capable of being converted into written paper form within a reasonable time.

8.2 <u>Copies of Resolutions.</u> Any person dealing with the corporation may rely upon a copy of any of the records of the proceedings, resolutions, or votes of the Board or shareholders, when certified by the President or Secretary.

ARTICLE 9
CORPORATE SEAL

The Board may provide for a corporate seal which shall have inscribed thereon the name of the corporation, the year and state of incorporation and the words "corporate seal".

ARTICLE 10
ACCOUNTING FISCAL YEAR

The accounting year of the corporation shall be the calendar year unless a different accounting year is selected by resolution of the Board.

ARTICLE 11
AMENDMENTS

These Bylaws may be altered, amended or repealed and new Bylaws may be adopted by the Board of Directors. The shareholders may also alter, amend and repeal these Bylaws or adopt new Bylaws. All Bylaws made by the Board of Directors may be amended, repealed, altered or modified by the shareholders.

ARTICLE 12
RULES OF ORDER

The rules contained in the most recent edition of Robert's Rules of Order, Newly Revised, shall govern all meetings of shareholders and Directors where those rules are not inconsistent with the Articles of Incorporation, Bylaws, or special rules of order of the Corporation.

ARTICLE 13
REIMBURSEMENT OF DISALLOWED EXPENSES

If any salary, payment, reimbursement, employee fringe benefit, expense allowance payment, or other expense incurred by the Corporation for the benefit of an employee is disallowed in whole or in part as a deductible expense of the Corporation for Federal Income Tax purposes, the employee shall reimburse the Corporation, upon notice and demand, to the full extent of the disallowance. This legally enforceable obligation is in accordance with the provisions of Revenue Ruling 69-115, 1969-1 C.B. 50, and is for the purpose of entitling such employee to a business expense deduction for the taxable year in which the repayment is made to the Corporation. In this manner, the Corporation shall be protected from having to bear the entire burden of disallowed expense items.

DECLARATION

I, ERIC T. JONES, being first duly sworn on oath, deposes and says:

I am the Secretary of Thunder Mountain Gold, Inc., a corporation. Effective December <u>10,</u> 2007, the attached Bylaws consisting of 17 pages were adopted by the Corporation by the Board of Directors.

_____

ERIC T. JONES, Secretary

THUNDER MOUNTAIN GOLD, INC.

000004

MR A SAMPLE
DESIGNATION (IF ANY)
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Electronic Voting Instructions

You can vote by Internet or telephone!
Available 24 hours a day, 7 days a week!

Instead of mailing your proxy, you may choose one of the two voting methods outlined below to vote your proxy.

VALIDATION DETAILS ARE LOCATED BELOW IN THE TITLE BAR.

Proxies submitted by the Internet or telephone must be received by 12:00 a.m., Mountain Time, on January 25, 2008.

Vote by Internet
• Log on to the Internet and go to
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Vote by telephone
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• Follow the instructions provided by the recorded message.

Using a **black ink** pen, mark your votes with an **X** as shown in this example. Please do not write outside the designated areas.

[X]

Special Meeting Proxy Card

123456   C0123456789   12345

▼ IF YOU HAVE NOT VOTED VIA THE INTERNET **OR** TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

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A Proposals — The Board of Directors recommends a vote **FOR** Proposals 1 and 2.

	For	Against	Abstain
1. To approve a change of the state of incorporation from Idaho to Nevada.	☐	☐	☐
2. In his discretion the proxy is hereby authorized to vote upon such other matters as may properly come before the meeting.	☐	☐	☐

B Non-Voting Items

Change of Address — Please print new address below.

Meeting Attendance
Mark box to the right if you plan to attend the Special Meeting. ☐

C Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below

Please sign exactly as your name appears on the proxy. When shares are held by joint tenants, both should sign. When signing as attorney, as executor, administrator, trustee, or guardian, please give title as such. If a corporation, please sign in corporate name by President or other authorized officer. If a partnership, please sign in partnership name by authorized person.

Date (mm/dd/yyyy) — Please print date below.	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.
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C 1234567890   J N T

0 2 C V   0 1 6 0 7 3 1

MR A SAMPLE (THIS AREA IS SET UP TO ACCOMMODATE 140 CHARACTERS) MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND

<STOCK#>   00TO0B

▼ IF YOU HAVE NOT VOTED VIA THE INTERNET <u>OR</u> TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

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Proxy — THUNDER MOUNTAIN GOLD, INC.

THUNDER MOUNTAIN GOLD, INC.
1239 PARKVIEW DRIVE
ELKO, NEVADA 89801
(775) 738-9826

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS.

The undersigned hereby appoints E. James Collord and G. Peter Parsley, or either of them, as Proxy, each with full power of substitution, and hereby authorizes him to represent and to vote on behalf of the undersigned, all of the shares of Thunder Mountain Gold, Inc., which the undersigned is entitled to vote at the Special Meeting of the Shareholders to be held at the Holiday Inn, 3300 Vista Avenue, Boise, Idaho on Friday, January 25, 2008 at 1:00: p.m. Mountain Time, including any adjournments thereof.

WHEN PROPERLY EXECUTED, THIS PROXY WILL BE VOTED IN THE MANNER DIRECTED BY THE UNDERSIGNED SHAREHOLDER. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED <u>FOR</u> PROPOSALS 1 AND 2.



THUNDER MOUNTAIN GOLD, INC.



Using a **black ink** pen, mark your votes with an **X** as shown in this example. Please do not write outside the designated areas.

X

Special Meeting Proxy Card

▼ **PLEASE FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.** ▼

- -



A **Proposals — The Board of Directors recommends a vote <u>FOR</u> Proposals 1 and 2.**

	For	Against	Abstain		For	Against	Abstain
1. To approve a change of the state of incorporation from Idaho to Nevada.	☐	☐	☐	2. In his discretion the proxy is hereby authorized to vote upon such other matters as may properly come before the meeting.	☐	☐	☐

B **Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below**

Please sign exactly as your name appears on the proxy. When shares are held by joint tenants, both should sign. When signing as attorney, as executor, administrator, trustee, or guardian, please give title as such. If a corporation, please sign in corporate name by President or other authorized officer. If a partnership, please sign in partnership name by authorized person.

Date (mm/dd/yyyy) — Please print date below.	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.
/ /		

   1 U P X   0 1 6 0 7 3 2

▼ PLEASE FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

Proxy — THUNDER MOUNTAIN GOLD, INC.

THUNDER MOUNTAIN GOLD, INC.
1239 PARKVIEW DRIVE
ELKO, NEVADA 89801
(775) 738-9826

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS.

The undersigned hereby appoints E. James Collord and G. Peter Parsley, or either of them, as Proxy, each with full power of substitution, and hereby authorizes him to represent and to vote on behalf of the undersigned, all of the shares of Thunder Mountain Gold, Inc., which the undersigned is entitled to vote at the Special Meeting of the Shareholders to be held at the Holiday Inn, 3300 Vista Avenue, Boise, Idaho on Friday, January 25, 2008 at 1:00: p.m. Mountain Time, including any adjournments thereof.

WHEN PROPERLY EXECUTED, THIS PROXY WILL BE VOTED IN THE MANNER DIRECTED BY THE UNDERSIGNED SHAREHOLDER. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED FOR PROPOSALS 1 AND 2.